UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended September 30, 2024 and Report on Review of Interim Financial Information
2.	3Q24 Earnings Release
3.	Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on November 13, 2024

2

.

ultra

Interim Financial Information

September 30, 2024

Ultrapar Participações S.A.

Ipiranga ultragaz ultracargo Hidrovias do Brasil

3

Ultrapar Participações S.A. and Subsidiaries

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Report on Review of Interim Financial Information
for the three and nine-month Quarter Ended
September 30, 2024

 Deloitte Touche Tohmatsu Auditores Independentes Ltda.

5

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4° ao 12° andares - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2024, which comprises the statements of financial position as at September 30, 2024 and the related statements of income and comprehensive income for the three and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

6

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2024, prepared under the responsibility of the Company’s Management, and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 13, 2024

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

7

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of September 30, 2024 and December 31, 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets
Current assets
Cash and cash equivalents	4.a	52,018	412,840	3,855,366	5,925,688
Financial investments, derivative financial instruments and other financial assets	4.b	‐	‐	377,405	292,934
Trade receivables	5.a	‐	‐	3,629,656	3,921,790
Reseller financing	5.a	‐	‐	497,435	504,862
Trade receivables - sale of subsidiaries	5.c	‐	208,487	‐	924,364
Inventories	6	‐	‐	4,742,344	4,291,431
Recoverable taxes	7.a	940	1,050	1,511,114	1,462,269
Recoverable income and social contribution taxes	7.b	15,733	25,006	183,353	171,051
Energy trading futures contracts	26.h	‐	‐	139,691	‐
Dividends receivable	-	‐	414,973	2,303	3,572
Other receivables and other assets	-	87,236	105,229	356,539	263,806
Prepaid expenses	-	7,068	4,617	126,947	99,922
Contractual assets with customers - exclusivity rights	10	‐	‐	743,951	787,206
Total current assets		162,995	1,172,202	16,166,104	18,648,895

Non-current assets
Financial investments, derivative financial instruments and other financial assets	4.b	2,608	295,637	3,136,781	951,941
Trade receivables	5.a	‐	‐	27,258	13,216
Reseller financing	5.a	‐	‐	683,001	550,641
Related parties	8.a	7,076	6,677	44,791	31,892
Deferred income and social contribution taxes	9.a	171,047	164,267	1,325,845	1,255,134
Recoverable taxes	7.a	74	75	2,348,549	2,741,370
Recoverable income and social contribution taxes	7.b	8,065	8,065	280,495	225,354
Energy trading futures contracts	26.h	‐	‐	204,902	‐
Escrow deposits	18.a	37	18	1,052,305	1,032,717
Indemnification asset - business combination	18.a.3	‐	‐	157,831	124,927
Other receivables and other assets	-	‐	‐	110,561	155,818
Prepaid expenses	-	19,280	13,752	55,809	73,387
Contractual assets with customers - exclusivity rights	10	‐	‐	1,398,591	1,475,302

Investments in subsidiaries, joint ventures and associates	11	14,410,429	12,322,055	1,720,243	318,356
Right-of-use assets, net	12	7,711	7,527	1,691,082	1,711,526
Property, plant and equipment, net	13	70,115	5,791	6,755,864	6,387,581
Intangible assets, net	14	270,247	270,658	2,161,778	2,553,917
Total non-current assets		14,966,689	13,094,522	23,155,686	19,603,079
Total assets		15,129,684	14,266,724	39,321,790	38,251,974

8

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of September 30, 2024 and December 31, 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Liabilities
Current liabilities
Trade payables	16.a	30,378	26,772	3,050,954	4,682,671
Trade payables - reverse factoring	16.b	‐	‐	1,291,458	1,039,366
Loans, financing and derivative financial instruments	15	‐	‐	2,932,243	1,075,672
Debentures	15	‐	‐	454,157	917,582
Salaries and related charges	-	39,464	51,148	465,747	494,771
Taxes payable	-	408	1,457	144,499	168,730
Energy trading futures contracts	26.h	‐	‐	92,306	‐
Dividends payable	-	8,019	314,418	61,837	334,641
Income and social contribution taxes payable	-	1,486	‐	384,832	551,792
Post-employment benefits	17.b	‐	‐	23,798	23,612
Provision for decarbonization credit	14.b	‐	‐	267,635	741,982
Provisions for tax, civil and labor risks	18.a	903	907	49,496	45,828
Leases payable	12.b	2,810	2,389	321,125	311,426
Financial liabilities of customers	-	‐	‐	126,276	157,615
Other payables	-	270	5,260	625,996	683,970
Total current liabilities		83,738	402,351	10,292,359	11,229,658

Non-current liabilities
Loans, financing and derivative financial instruments	15	‐	‐	5,579,637	5,585,372
Debentures	15	‐	‐	4,881,957	4,189,391
Energy trading futures contracts	26.h	‐	‐	56,609	‐
Related parties	8.a	2,875	2,875	3,516	3,118
Deferred income and social contribution taxes	9.a	‐	‐	91,287	206
Post-employment benefits	17.b	1,750	1,506	254,936	241,211
Provisions for tax, civil and labor risks	18.a	182,000	188,757	1,242,084	1,258,302
Leases payable	12.b	5,974	6,197	1,168,157	1,212,508
Financial liabilities of customers	-	‐	‐	84,346	151,319
Subscription warrants - indemnification	19	64,223	87,299	64,223	87,299
Provision for unsecured liabilities of subsidiaries, joint ventures and associates	11	59,980	55,712	324	256
Other payables	-	25,310	15,532	253,871	263,508
Total non-current liabilities		342,112	357,878	13,680,947	12,992,490

Equity
Share capital	20.a	6,621,752	6,621,752	6,621,752	6,621,752
Equity instrument granted	20.b	93,117	75,925	93,117	75,925
Capital reserve	20.d	606,245	597,828	606,245	597,828
Treasury shares	20.c	(448,917)	(470,510)	(448,917)	(470,510)
Revaluation reserve of subsidiaries	20.d	3,670	3,802	3,670	3,802
Profit reserves	20.e	6,389,559	6,389,559	6,389,559	6,389,559
Retained earnings	-	1,248,510	-	1,248,510	-
Accumulated other comprehensive income	-	189,898	154,108	189,898	154,108
Additional dividends to the minimum mandatory dividends	-	‐	134,031	‐	134,031
Equity attributable to:
Shareholders of Ultrapar	-	14,703,834	13,506,495	14,703,834	13,506,495
Non-controlling interests in subsidiaries	11	‐	‐	644,650	523,331
Total equity		14,703,834	13,506,495	15,348,484	14,029,826
Total liabilities and equity		15,129,684	14,266,724	39,321,790	38,251,974

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended September 30, 2024 and 2023
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent				Consolidated
	Note	07/01/2024 to	01/01/2024 to	07/01/2023 to	01/01/2023 to	07/01/2024 to	01/01/2024 to	07/01/2023 to	01/01/2023 to
		09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Net revenue from sales and services	21	‐	‐	‐	‐	35,357,672	98,097,521	32,483,536	92,627,829
Cost of products and services sold	22	‐	‐	‐	‐	(33,075,501)	(91,646,046)	(29,619,258)	(86,378,561)

Gross profit		‐	‐	‐	‐	2,282,171	6,451,475	2,864,278	6,249,268

Operating income (expenses)
Selling and marketing	22	‐	‐	‐	‐	(671,002)	(1,884,131)	(577,486)	(1,612,236)
General and administrative	22	(11,590)	(36,355)	(15,788)	(47,332)	(420,531)	(1,374,833)	(549,149)	(1,472,315)
Results from disposal of property, plant and equipment and intangible assets		12	59	5	5	31,480	105,361	11,770	104,326
Other operating income (expenses), net	22	(4,938)	26,917	9	(153)	(111,377)	(337,406)	(170,973)	(510,179)

Operating income (loss) before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		(16,516)	(9,379)	(15,774)	(47,480)	1,110,741	2,960,466	1,578,440	2,758,864
Share of profit (loss) of subsidiaries, joint ventures and associates	11	670,085	1,508,446	839,283	1,378,242	4,127	(6,970)	(303)	11,714
Amortization of fair value adjustments on associates acquisition	11	‐	‐	‐	‐	(407)	(2,089)	‐	‐
Total share of profit (loss) of subsidiaries, joint ventures and associates		670,085	1,508,446	839,283	1,378,242	3,720	(9,059)	(303)	11,714

Income before financial result and income and social contribution taxes		653,569	1,499,067	823,509	1,330,762	1,114,461	2,951,407	1,578,137	2,770,578

Financial income	23	5,419	48,291	70,913	121,875	220,808	661,588	296,143	673,265
Financial expenses	23	2,115	(20,648)	(18,597)	(95,210)	(329,069)	(1,258,366)	(596,757)	(1,502,196)
Financial result, net	23	7,534	27,643	52,316	26,665	(108,261)	(596,778)	(300,614)	(828,931)
Income before income and social contribution taxes		661,103	1,526,710	875,825	1,357,427	1,006,200	2,354,629	1,277,523	1,941,647

Income and social contribution taxes
Current	9.b; 9.c	(1,927)	(12,519)	(1,378)	(22,559)	(365,650)	(760,375)	(509,668)	(814,078)
Deferred	9.b	(7,594)	6,780	(9,593)	5,927	57,872	50,827	123,388	276,190
		(9,521)	(5,739)	(10,971)	(16,632)	(307,778)	(709,548)	(386,280)	(537,888)

Net income for the period		651,582	1,520,971	864,854	1,340,795	698,422	1,645,081	891,243	1,403,759
Income attributable to:
Shareholders of Ultrapar		651,582	1,520,971	864,854	1,340,795	651,582	1,520,971	864,854	1,340,795
Non-controlling interests in subsidiaries	11	‐	‐	‐	‐	46,840	124,110	26,389	62,964

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	0.5903	1.3800	0.7897	1.2243	0.5903	1.3800	0.7897	1.2243
Diluted	24	0.5818	1.3616	0.7832	1.2141	0.5818	1.3616	0.7832	1.2141

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended September 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent				Consolidated
	Note	07/01/2024 to 09/30/2024	01/01/2024 to 09/30/2024	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023	07/01/2024 to 09/30/2024	01/01/2024 to 09/30/2024	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023
Net income for the period, attributable to shareholders of Ultrapar	-	651,582	1,520,971	864,854	1,340,795	651,582	1,520,971	864,854	1,340,795
Net income for the period, attributable to non-controlling interests in subsidiaries	-	‐	‐	‐	‐	46,840	124,110	26,389	62,964
Net income for the period		651,582	1,520,971	864,854	1,340,795	698,422	1,645,081	891,243	1,403,759

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes	-	27,161	35,790	2,293	(23,195)	27,161	35,790	2,293	(23,195)
Total comprehensive income for the period		678,743	1,556,761	867,147	1,317,600	725,583	1,680,871	893,536	1,380,564
Total comprehensive income for the period attributable to shareholders of Ultrapar		678,743	1,556,761	867,147	1,317,600	678,743	1,556,761	867,147	1,317,600
Total comprehensive income for the period attributable to non-controlling interests in subsidiaries		‐	‐	‐	‐	46,840	124,110	26,389	62,964

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended September 30, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	‐	134,031	13,506,495	523,331	14,029,826
Net income for the period	-	‐	‐	‐	‐	‐	‐	‐	‐	1,520,971	‐	1,520,971	124,110	1,645,081
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	‐	35,790	‐	‐	35,790	‐	35,790
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	35,790	1,520,971	‐	1,556,761	124,110	1,680,871
Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	6,452	‐	‐	‐	‐	‐	‐	‐	6,452	‐	6,452
Equity instrument granted	8.d; 20.b	‐	17,192	1,965	21,593	‐	‐	‐	‐	‐	‐	40,750	4	40,754
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	-132	‐	‐	‐	132	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	9	‐	9	403	412
Dividends prescribed	-	-	-	-	-	-	-	-	-	3,369	-	3,369	-	3,369
Non-controlling interest in acquired subsidiary	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	107,954	107,954
Allocation of net income:	‐
Interest on capital attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(105,590)	(105,590)
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(5,562)	(5,562)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	20.e	‐	‐	‐	‐	‐	‐	‐	‐	‐	(134,031)	(134,031)	‐	(134,031)
Interim dividends (R$ 0.25 per share)	20.e	-	-	-	-	-	-	-	-	(275,971)	-	(275,971)	-	(275,971)
Balance as of September 30, 2024		6,621,752	93,117	606,245	(448,917)	3,670	121,990	6,267,569	189,898	1,248,510	‐	14,703,834	644,650	15,348,484

12

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended September 30, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

						Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the period	-	‐	‐	‐	‐	‐	‐	‐	‐	1,340,795	‐	1,340,795	62,964	1,403,759
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	‐	(23,195)	‐	‐	(23,195)	‐	(23,195)
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	(23,195)	1,340,795	‐	1,317,600	62,964	1,380,564
Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	560	‐	‐	‐	‐	‐	‐	‐	560	‐	560
Equity instrument granted	8.d; 20.b	‐	18,493	(2,193)	9,164	‐	‐	‐	‐	‐	‐	25,464	‐	25,464
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(130)	‐	‐	‐	13	‐	(117)	‐	(117)
Capital increase with reserves	20.a	1,450,000	‐	‐	‐	‐	(882,575)	(567,425)	‐	‐	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	2	‐	‐	‐	2	‐	2
Loss due to change in ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(45)	(45)
Dividends prescribed	-	‐	‐	‐	‐	‐	‐	‐	‐	1,201	‐	1,201	‐	1,201
Special reserve for mandatory dividend not distributed to non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(11,145)	(11,145)
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	24,303	24,303
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(394)	(394)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Interim dividends (R$ 0.25 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(273,798)	‐	(273,798)	‐	(273,798)
Balance as of September 30, 2023		6,621,752	62,480	597,828	(470,510)	3,845	‐	4,661,138	156,779	1,068,211	‐	12,701,523	541,910	13,243,433

(i) Are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended September 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023	01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023
Cash flows from operating activities
Net income from continuing operations		1,520,971	1,340,795	1,645,081	1,403,759
Adjustments to reconcile net income to cash provided (consumed) by operating activities			‐		‐
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(1,508,446)	(1,378,242)	9,059	(11,714)
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	402,804	445,852
Amortization of right-of-use assets	12	2,101	1,633	230,157	221,292
Depreciation and amortization	13; 14	11,715	5,092	673,806	612,853
Interest and foreign exchange rate variations	-	6,616	3,331	944,259	1,073,225
Current and deferred income and social contribution taxes	9.b	5,739	16,632	709,548	537,888
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	-	(35,298)	(5)	(140,600)	(104,326)
Equity instrument granted	-	23,005	9,171	40,754	25,464
Provision for decarbonization - CBIO	-	‐	‐	441,813	568,382
Other provisions and adjustments	-	(6,041)	37,357	68,555	153,041
		20,362	35,764	5,025,236	4,925,716
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	157,955	210,355
Inventories	6	‐	‐	(455,469)	1,019,521
Recoverable taxes	-	1,212	(21,057)	(439,918)	(490,019)
Dividends received from subsidiaries, associates and joint ventures	-	614,857	1,399,698	2,028	13,261
Other assets	-	(10,836)	7,219	(180,303)	10,914

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	3,606	(27,094)	(1,400,113)	(2,397,911)
Salaries and related charges	-	(11,683)	(30,570)	(31,557)	(4,351)
Taxes payable	-	(990)	(758)	(30,242)	(21,012)
Other liabilities	-	(12,654)	23,836	(19,479)	(68,169)
Acquisition of CBIO and carbon credits	14	‐	‐	(586,695)	(533,319)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(285,666)	(363,692)
Payment of contingencies	-	‐	(15)	(30,896)	(43,518)
Income and social contribution taxes paid	-	(2,920)	‐	(219,900)	(169,300)
Net cash provided by operating activities		600,954	1,387,023	1,504,981	2,088,476

Cash flows from investing activities
Financial investments, net of redemptions	4.b	142,736	(162,911)	(2,051,959)	186,265
Acquisition of property, plant and equipment and intangible assets	13; 14	(75,627)	(14,249)	(1,099,268)	(763,272)
Cash provided by disposal of investments and property, plant and equipment	-	264,564	197,802	1,256,077	425,261
Capital increase in subsidiaries, associates and joint ventures		(585,335)	‐	-	‐
Capital decrease in subsidiaries, associates and joint ventures	11	‐	721,635	522	‐
Net cash consumed in the purchase of investments and other assets	-	‐	(60,930)	(1,242,517)	(303,648)
Net cash provided (consumed) by investing activities		(253,662)	681,347	(3,137,145)	(455,394)

14

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended September 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023	01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023
Cash flows from financing activities
Loans, financing and debentures
Proceeds	15	‐	‐	3,658,510	2,903,031
Repayments	15	‐	(1,725,000)	(2,125,954)	(2,489,304)
Interest and derivatives (paid) or received		7,838	(118,181)	(741,857)	(781,533)
Payments of lease
Principal	12.b	(1,977)	(1,532)	(211,344)	(152,234)
Interest paid	12.b	(661)	(504)	(115,074)	(112,009)
Dividends paid	-	(712,916)	(380,561)	(781,182)	(399,952)
Proceeds from financial liabilities of customers	-	‐	‐	‐	6,643
Payments of financial liabilities of customers	-	‐	‐	(123,203)	(140,434)
Capital increase made by non-controlling shareholders and redemption of shares		‐	149	13,500	‐
Related parties	-	(398)	(6,266)	(11,554)	(25,990)
Net cash consumed by financing activities		(708,114)	(2,231,895)	(438,158)	(1,191,782)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	-	‐	‐	‐	(25,950)
Increase (decrease) in cash and cash equivalents	-	(360,822)	(163,525)	(2,070,322)	415,350
Cash and cash equivalents at the beginning of the period	4.a	412,840	605,461	5,925,688	5,621,769
Cash and cash equivalents at the end of the period	4.a	52,018	441,936	3,855,366	6,037,119

Non-cash transactions:
Addition on right-of-use assets and leases payable		‐	‐	273,745	195,591
Addition on contractual assets with customers - exclusivity rights		‐	‐	53,961	66,565
Reclassification between financial assets and investment in associates		‐	‐	645,333	‐
Transfer between trade receivables and other assets accounts		‐	‐	‐	25,646
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		6,452	411	6,452	411
Acquisition of property, plant and equipment and intangible assets without cash effect		-	‐	9,046	39,041
Capital increase in joint ventures		133,552	-	-	-

The accompanying notes are an integral part of the interim financial information.

15

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the periods ended September 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	102,028,684	95,476,150
Rebates, discounts and returns		‐	‐	(836,236)	(701,825)
Allowance for expected credit losses	5	‐	‐	(32,802)	(7,613)
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	(402,804)	(445,853)
Gain (loss) on disposal of assets and other operating income (expenses), net		26,976	(148)	(232,045)	(405,853)
		26,976	(148)	100,524,797	93,915,006
Materials purchased from third parties
Cost of products and services sold		‐	‐	(91,744,783)	(86,489,727)
Materials, energy, third-party services and others		150,242	121,920	(1,345,238)	(1,182,604)
Provision for assets losses		‐	‐	498	17,981
		150,242	121,920	(93,089,523)	(87,654,350)
Gross value added		177,218	121,772	7,435,274	6,260,656
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(13,816)	(9,534)	(903,963)	(827,858)
Net value added produced by the Company		163,402	112,238	6,531,311	5,432,798
Value added received in transfer
Total share of profit (loss) of subsidiaries, joint ventures and associates	11	1,508,446	1,378,242	(9,059)	11,714
Rents and royalties		‐	‐	236,807	233,666
Financial income	23	48,291	121,875	661,588	673,265
		1,556,737	1,500,117	889,336	918,645
Total value added available for distribution		1,720,139	1,612,355	7,420,647	6,351,443
Distribution of value added
Personnel and related charges
Salaries and wages		123,122	114,008	1,105,759	1,054,993
Benefits		19,398	17,483	338,353	307,760
Government Severance Indemnity Fund for Employees (FGTS)		5,371	6,709	78,153	70,627
Others		5,986	2,719	185,759	81,972
		153,877	140,919	1,708,024	1,515,352
Taxes, fees, and contributions
Federal		25,291	46,431	2,268,280	1,549,945
State		‐	‐	388,155	295,604
Municipal		277	47	117,874	112,070
		25,568	46,478	2,774,309	1,957,619
Financial expenses and rents
Interest, exchange variations and financial instruments		(116)	61,002	1,145,702	1,288,190
Rents		3,624	3,043	83,424	82,201
Others		16,215	20,118	64,107	104,322
		19,723	84,163	1,293,233	1,474,713
Remuneration of own capital
Dividends		275,971	273,798	275,971	273,798
Interest on capital		-	-	105,590	-
Retained earnings		1,245,000	1,066,997	1,263,520	1,129,961
		1,520,971	1,340,795	1,645,081	1,403,759
Value added distributed		1,720,139	1,612,355	7,420,647	6,351,443

The accompanying notes are an integral part of the interim financial information.

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 25.a.

This interim financial information was authorized for issuance by the Board of Directors on November 13, 2024.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

a.2 Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share capital
			09/30/2024		12/31/2023
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultrapar Mobilidade Ltda.	Brazil	Ipiranga	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Ipiranga	-	100	-	100
Neodiesel Ltda.(1)	Brazil	Ipiranga	-	100	-	-
Serra Diesel Transportador Revendedor Retalhista Ltda.	Brazil	Ipiranga	-	60	-	60
Ipiranga Produtos de Petróleo S.A.(2)	Brazil	Ipiranga	-	100	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Glazed Brasil S.A.(3)	Brazil	Ipiranga	-	55	-	-
Icorban - Correspondente Bancário Ltda. (4)	Brazil	Ipiranga	-	-	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC. (5)	United States	Ipiranga	-	100	-	-
Ipiranga Trading Middle East DMCC (5)	Dubai	Ipiranga	-	100	-	-
Ipiranga Trading Europe S.A. (5)	Switzerland	Ipiranga	-	100	-	-
Eaí Clube Automobilista S.A.(6)	Brazil	Ipiranga	-	100	100	-
Abastece Aí Participações S.A.	Brazil	Ipiranga	-	100	-	100
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A. (7)	Brazil	Ultragaz	99	-	-	99
Ultragaz Participações Ltda. (7)	Brazil	Ultragaz	-	-	100	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100
Wtz Participações S.A.(8)	Brazil	Ultragaz	-	52	-	-
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultrapar Logística Ltda.(9)	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-

The percentages in the table above are rounded.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

(1)	Company established on May 16, 2024 with the purpose of holding interests in other companies.
(2)	On January 2, 2024, the direct subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) became directly controlled by Ultrapar Mobilidade Ltda.
(3)	Company established on March 8, 2024, engaged in the wholesale and retail trade, manufacture, storage, export and import of natural and industrialized food products.
(4)	On August 1, 2024, Icorban – Correspondente Bancário Ltda (“Icorban”) merged its equity into the equity of the subsidiary Ipiranga.
(5)	Companies established as Ipiranga’s subsidiaries in foreign countries, engaged in the commercial representation, trade, export and import of fuels.
(6)	On January 2, 2024, subsidiary Eaí Clube Automobilista S.A. became directly controlled by Ipiranga.
(7)	On August 1, 2024, Ultragaz Participações Ltda. merged its equity into the equity of the subsidiary Companhia Ultragaz S.A.
(8)	On June 10, 2024, the Company, through its subsidiary Companhia Ultragaz S.A., signed an agreement for the acquisition of a 52% interest in Wtz Participações S.A. The closing of the transaction occurred on September 1, 2024.
(9)	On February 19, 2024, the name of subsidiary Ultracargo Operações Logísticas e Participações Ltda. was changed to Ultrapar Logística Ltda.

b. Main events that occurred in the period

b1. Acquisition of significant stake in Hidrovias

In the six-month period ended June 30, 2024, the Company, through its subsidiary, increased the stake in Hidrovias do Brasil S.A. (“Hidrovias”), in line with Ultrapar's strategy of expanding its presence in sectors exposed to Brazilian agribusiness, mainly in the Midwest and North regions, investing in companies in which it can contribute strategic, operational, administrative and financial knowledge, being a strategic and long-term reference shareholder of Hidrovias, supporting its growth, governance and management model. For further information, see Note 28.c.

b2. Acquisition of interest in Witzler by Ultragaz

On June 10, 2024, through its subsidiary Ultragaz, the Company signed a contract to acquire a 51.7% interest in Witzler Participações S.A. (“Witzler”). The acquisition value was R$ 104.4 million, of which R$ 49.4 million was contributed to the acquired company through a capital increase and R$ 55 million was paid considering price adjustments at the closing of the transaction. In addition, there is a portion of R$ 45 million subject to certain performance conditions to be measured within up to 12 months. The Administrative Council for Economic Defense (CADE) approved the transaction on July 8, 2024. The closing of the transaction occurred on September 1, 2024. For further information, see Note 28.d.

b3. Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130 million, aiming to maintain these stations in the network of around 6 thousand Ipiranga service stations distributed throughout Brazil. CADE approved the transaction on July 22, 2024. On August 13, 2024, the subsidiary Centro de Conveniências Millenium Ltda. paid R$ 90,000 referring to the advance for the acquisition of the stations. The closing of the transaction is subject to other precedent conditions.

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

2. Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("quarterly information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

All relevant specific information of the interim financial information, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates and assumptions on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2023. No material changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2023.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

This interim financial information was prepared using consistent accounting policies and practices on Ultrapar and its subsidiaries. This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2023, since its objective is to provide an update of the significant activities, events and circumstances in relation to those individual and consolidated financial statements.

Therefore, this interim financial information focuses on new activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

3. New accounting policies and changes in accounting policies

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) listed in item 3.a, and on the date the interim financial information was authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

  New accounting policies and changes in accounting policies

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated interim financial information, are described below.

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/after January 1, 2024 had no significant impact on the interim financial information for the period ended September 30, 2024:

  IAS 1 – Non-current Liabilities with Covenants
  CPC 06 / IFRS 16 (R2) – Lease Liability in a Sale and Leaseback
  CPC 09 (R1) – Statement of Value Added

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB were not adopted since they are not effective in the period ended September 30, 2024. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and they do not expect a material impact of their adoption on their future individual and consolidated interim financial information.

  IFRS 7/ CPC 03 and IAS 7/ CPC 40 – Supplier Finance Arrangements
  IFRS 18/ CPC 26 – Presentation and Disclosure in Financial Statements
  IFRS 10/ CPC 36 (R3) and IAS 28/ CPC 18 (R2) – Sale or Contribution of Assets between an Investor and its Associate or Joint venture
  IAS 21 / CPC 02 – The Effects of Changes in Foreign Exchange Rates
  IFRS 19 – Subsidiaries without Public Accountability
21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

4. Cash and cash equivalents, financial investments, derivative financial instruments and other financial assets

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in derivative financial instruments.

The financial assets were classified based on business model of the Company and its subsidiaries and are disclosed in Note 26.

The breakdown of cash and cash equivalents and financial investments is as follows:

a. Cash and cash equivalents

Cash and cash equivalents are presented as follows:

	Parent		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Cash and banks
In local currency	2,067	408	300,811	77,488
In foreign currency	‐	‐	55,333	47,664
Financial investments considered cash equivalents
In local currency
Securities and funds in local currency	49,951	412,432	3,492,753	5,476,726
In foreign currency
Securities and funds in foreign currency	‐	‐	6,469	323,810
Total cash and cash equivalents	52,018	412,840	3,855,366	5,925,688

b. Financial investments, derivative financial instruments and other financial assets

The financial investments that are not classified as cash and cash equivalents and derivative financial instruments are presented as follows:

	Parent		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Financial investments
In local currency
Securities and funds in local currency	‐	‐	108,150	82,592
In foreign currency
Securities and funds in foreign currency (a)	‐	‐	2,532,952	‐
Derivative financial instruments and other financial assets at fair value (b)	2,608	295,637	873,084	1,162,283
Total financial investments and derivative financial instruments	2,608	295,637	3,514,186	1,244,875
Current	‐	‐	377,405	292,934
Non-current	2,608	295,637	3,136,781	951,941

(a)   Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

(b)   Accumulated gains, net of withholding income tax (see Note 26.f).

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

5. Trade receivables, reseller financing and other receivables (Consolidated)

a. Trade receivables and reseller financing

The breakdown of trade receivables and reseller financing is as follows:

Trade receivables	09/30/2024	12/31/2023
Domestic customers	3,936,633	4,183,696
Domestic customers - related parties (see Note 8)	19	78
Foreign customers	70,559	82,634
Foreign customers - related parties (see Note 8)	5,759	3,065
	4,012,970	4,269,473
(-) Allowance for expected credit losses	(356,056)	(334,467)
Total - trade receivables	3,656,914	3,935,006
Current	3,629,656	3,921,790
Non-current	27,258	13,216

Reseller financing	09/30/2024	12/31/2023
Reseller financing – Ipiranga	1,326,032	1,189,886
(-) Allowance for expected credit losses	(145,596)	(134,383)
Total – reseller financing	1,180,436	1,055,503
Current	497,435	504,862
Non-current	683,001	550,641

b. Allowance for expected credit losses – trade receivables and financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing
Balance as of December 31, 2023	334,467	134,383
Additions	108,862	48,474
Reversals	(63,855)	(33,945)
Write-offs	(23,418)	(3,316)
Balance as of September 30, 2024	356,056	145,596

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	09/30/2024			12/31/2023
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.65%	4,286,710	28,072	0.55%	4,412,278	24,131
Less than 30 days	2.94%	112,650	3,314	7.62%	61,451	4,683
31-60 days	8.91%	38,010	3,386	4.92%	57,753	2,841
61-90 days	25.84%	26,126	6,750	15.29%	23,845	3,646
91-180 days	42.50%	73,482	31,231	32.91%	47,430	15,609
More than 180 days	53.48%	802,024	428,899	48.79%	856,602	417,940
		5,339,002	501,652		5,459,359	468,850

c. Trade receivables - sale of subsidiaries

The breakdown of other receivables is comprised as follows:

	Parent		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	‐	‐	‐	726,195
(-) Adjustment to present value - sale of investments (ii)	‐	‐	‐	(10,318)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	‐	208,487	‐	208,487
	‐	208,487	‐	924,364
Current	‐	208,487	‐	924,364

(i) The balance related to the final installment of the sale of Oxiteno was received in April 2024.

(ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.17%, and fully paid up in April 2024.

(iii) Refers to part of the payment of the Extrafarma sale transaction, in two installments of equal value, being the first settled in August 2023, and the second settled in August 2024, monetarily adjusted by the CDI rate + 0.5% p.a.

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

6. Inventories (Consolidated)

The breakdown of inventories, net of provision for losses, is shown below:

	09/30/2024	12/31/2023
Fuels, lubricants and greases	3,453,055	3,367,094
Raw materials	310,566	282,197
Liquefied petroleum gas - LPG	126,361	112,100
Consumable materials and other items for resale	132,000	121,537
Purchase for future delivery (1)	698,570	386,281
Properties for resale	21,792	22,222
	4,742,344	4,291,431

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition

Movements in the provision for inventory losses are as follows:

Balance as of December 31, 2023	7,031
Reversal of provision for obsolescence and other losses	(4,632)
Addition to provision for adjustment to realizable value	75
Balance as of September 30, 2024	2,474

7. Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	09/30/2024	12/31/2023
ICMS - State VAT (a.1)	1,486,641	1,365,128
PIS and COFINS - Federal VAT (a.2)	2,283,093	2,761,262
Others	89,929	77,249
Total	3,859,663	4,203,639
Current	1,511,114	1,462,269
Non-current	2,348,549	2,741,370

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

In the second quarter of 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

a.2 The recoverable PIS and COFINS are substantially related to:

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

Supplementary Law 192 - On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

The Company, through its subsidiaries, has credits in the amount of R$ 871,819 (R$ 1,088,303 as of December 31, 2023) from the LC 192/22. The Management estimates the realization of these credits within up to 5 years from the constitution date.

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Management estimates the realization of these credits within up to 5 years.

	09/30/2024	12/31/2023
IRPJ and CSLL	463,848	396,405
Current	183,353	171,051
Non-current	280,495	225,354

8. Related parties

a. Parent

	Assets		Liabilities
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875

Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	45,778	69,118	218	3,843
Cia Ultragaz S.A.	26,766	18,741	‐	880
Ultracargo Logística S.A.	6,560	3,369	‐	183
Eaí Clube Automobilista S.A.	1,033	621	109	‐
UVC Investimentos Ltda	399	217	‐	40
am/pm Comestíveis Ltda.	4,440	2,994	19	232
Others	230	52	‐	84
Total	85,206	95,112	3,221	8,137

Other receivables/payables	78,130	88,435	346	5,262
Related parties	7,076	6,677	2,875	2,875

b. Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note a.2. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

	Assets		Liabilities		Operating result - Sales/(Purchases)
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	09/30/2023
Transactions with subsidiaries and joint ventures

Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	‐	‐	923	29,278	(323,104)	(343,450)
Latitude Logística Portuária S.A.	9,804	11,393	33	20	‐	‐
Navegantes Logística Portuária S.A.	27,336	13,703	‐	‐	‐	‐
Others	7,272	6,874	2,905	2,917	307	469

Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	‐	‐	59,857	53,466	(148,937)	(128,306)
Chevron Products Company (1)	‐	‐	187,415	63,263	(517,282)	(253,373)
Others	6,157	3,065	2,996	1,626	(3,638)	(10,589)
Total	50,569	35,035	254,129	150,570	(992,654)	(735,249)

Trade receivables (see Note 5)	5,778	3,143	-	-	-	-
Trade payables (see Note 16)	-	-	250,613	147,452	-	-
Related parties	44,791	31,892	3,516	3,118	-	-
Sales and services provided	-	-	-	-	12,887	10,444
Purchases	-	-	-	-	(1,005,541)	(745,693)

(1)	Non-controlling shareholders and other related parties of Iconic.
(2)	Non-controlling shareholders and other related parties of Serra Diesel.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

c. Key executives (Consolidated)

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs their focus to the strategic plan as approved by the Board of Directors. Short-term variable compensation is linked to annual growth goals in financial results and priority matters for the Company (through individual targets). For details about post-employment benefits see Note 17.b.

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	09/30/2024	09/30/2023
Short-term compensation	39,465	36,908
Stock compensation	44,480	22,838
Post-employment benefits	3,728	2,227
Total	87,673	61,973

d. Deferred stock plan (Consolidated)

On April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“2017 Plan”), which establishes the general terms and conditions for granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries.

As a result of the Plan approved in 2017, common shares representing at most 1% of the Company's share capital could be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

At the OEGM held on April 19, 2023, the 2017 Plan was amended, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

The share-based incentive plan ("2023 Plan") establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by them held in treasury, to the Management, including the members of Ultrapar's Board of Directors, or employees of the Company or of companies under its direct or indirect control, that may involve the granting of usufruct for later transfer of the ownership of the shares, subject to the terms and conditions set forth in the 2023 Plan. In the case of members of the Board of Directors, the grants will be mandatorily linked to the remuneration approved by the shareholders at the Ordinary General Shareholders’ Meeting.

As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 19, 2018	80,000	2024	19.58	2,697	(2,697)	‐
Restricted	September 02, 2019	240,000	2025	16.42	6,774	(5,742)	1,032
Restricted	April 1, 2020	39,084	2025	12.53	1,125	(1,029)	97
Performance	April 1, 2020	55,074	2025	12.53	1,324	(1,209)	113
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(3,719)	1,745
Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(12,331)	11,762
Restricted	April 6, 2022	634,165	2025	14.16	16,906	(14,110)	2,796
Performance	April 6, 2022	900,123	2025	14.16	23,985	(20,404)	3,581
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(13,343)	50,705
Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(6,918)	30,794
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(5,604)	1,868
Restricted	April 20, 2023	1,146,194	2026	14.50	31,039	(15,547)	15,492
Performance	April 20, 2023	1,156,903	2026	14.50	31,320	(15,828)	15,492
Restricted	September 20, 2023	3,800,000	2033	18.75	132,784	(14,392)	118,391
Restricted	April 17, 2024	3,495,953	2027 to 2029	26.94	177,651	(21,105)	156,546
Restricted	June 19, 2024	60,683	2027	21.47	2,468	(206)	2,263
		17,199,503			566,861	(154,184)	412,677

Number of shares as of December 31, 2023	14,834,595
Shares granted during the period	3,659,195
Cancellation of granted shares due to termination of executive employment	(139,105)
Shares transferred (vesting)	(1,155,182)
Number of shares as of September 30, 2024	17,199,503

The Company does not have shares that were not transferred after the period for transfer of bare ownership of the shares. For the nine-month period ended September 30, 2024, an expense in the amount of R$ 78,245 was recognized in relation to the Plan (R$ 47,134 for the period ended September 30, 2023).

For all plans, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

	Parent		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	38,962	46,863
Provisions for tax, civil and labor risks	62,187	64,486	311,488	326,662
Provision for post-employment benefits	595	512	95,158	90,451
Provision for differences between cash and accrual basis (i)	‐	‐	14,072	35,989
Goodwill	‐	‐	9,194	7,976
Provision for asset retirement obligation	‐	‐	14,238	14,759
Operating provisions	7,046	3,247	164,739	299,609
Provision for profit sharing and bonus	7,503	12,590	64,547	91,883
Leases payable	2,986	2,919	503,261	518,138
Change in fair value of subscription warrants	‐	3,566	‐	3,566
Provision for deferred revenue	‐	‐	949	932
Other temporary differences	17,644	9,428	110,561	104,319
Tax losses and negative basis for social contribution carryforwards (9.d)	77,885	77,453	664,617	396,601
Total	175,846	174,201	1,991,786	1,937,748
Offsetting liability balance	(4,799)	(9,934)	(665,941)	(682,614)
Net balances presented in assets	171,047	164,267	1,325,845	1,255,134
Liabilities - Deferred income and social contribution taxes on:
Leases payable	2,622	2,559	413,119	432,908
Provision for differences between cash and accrual basis (i)	‐	7,375	167,911	81,293
Change in fair value of subscription warrants	2,177	‐	2,177	‐
Goodwill/negative goodwill on investments	‐	‐	28,757	28,717
Business combination - fair value of assets	‐	‐	53,338	54,921
Other temporary differences	‐	‐	91,926	84,981
Total	4,799	9,934	757,228	682,820
Offsetting asset balance	(4,799)	(9,934)	(665,941)	(682,614)
Net balances presented in liabilities	‐	‐	91,287	206

(i)	In the consolidated refers mainly to the income and social contribution taxes on the exchange variation of the derivative instruments.

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2023	164,267	1,254,928
Deferred IRPJ and CSLL recognized in profit (loss) for the period	6,780	50,827
Deferred IRPJ and CSLL recognized on company acquisition	‐	(67,338)
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	(3,692)
Others	‐	(167)
Balance as of September 30, 2024	171,047	1,234,558

b. Reconciliation of income and social contribution taxes on profit or loss

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Income before taxes	1,526,710	1,357,427	2,354,629	1,941,647
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(519,081)	(461,525)	(800,574)	(660,160)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses	(2,189)	(2,495)	(10,683)	(8,374)
Nontaxable revenues (i)	414	8,939	20,105	79,864
Adjustment to estimated income	‐	‐	1,658	2,215
Unrecorded deferred income and social contribution tax carryforwards	‐	‐	(10,842)	(13,660)
Share of profit (loss) of subsidiaries, joint ventures and associates	512,872	468,602	(3,080)	3,983
Interest on capital	‐	‐	35,901	‐
Other adjustments	2,245	(30,153)	(17,010)	(8,682)
Income and social contribution taxes before tax incentives	(5,739)	(16,632)	(784,525)	(604,814)
Tax incentives – SUDENE (9.c)	-	‐	74,977	66,926
Income and social contribution taxes in the statement of income	(5,739)	(16,632)	(709,548)	(537,888)
Current	(12,519)	(22,559)	(760,375)	(814,078)
Deferred	6,780	5,927	50,827	276,190
Effective IRPJ and CSLL rates - %	0.4%	1.2%	30.1%	27.7%

(i)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes, tax incentives, installments and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary variation (SELIC) in the repetition of undue tax lawsuits.

c. Tax incentives – SUDENE

The subsidiaries Bahiana and Ultracargo Logística have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), with a 75% decrease in the income tax basis.

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

d. Tax losses and negative basis for social contribution carryforwards

As of September 30, 2024, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, which do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	09/30/2024	12/31/2023
Oil Trading	76,697	84,372
Ultrapar (i)	77,885	77,453
Abastece aí Clube	118,619	91,861
Ipiranga	300,409	97,071
Ultracargo Soluções Logística	35,458	30,652
Others	55,549	15,192
	664,617	396,601

(i) Include the amount of R$ 27,798 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of September 30, 2024 (R$ 25,884 as of December 31, 2023).

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	09/30/2024	12/31/2023
Neogás	44,848	45,333
Integra Frotas	15,443	13,335
Stella	13,567	8,634
Millennium	10,709	8,539
Others	2,561	461
	87,128	76,302

e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court (“STF”) judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered credits of this nature in the amount of R$ 141,989 as of September 30, 2024 (R$ 143,147 as of December 31, 2023).

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services on profit or loss according to the conditions established in the agreement.

Changes are shown below:

Balance as of December 31, 2023	2,262,508
Additions	339,627
Amortization	(402,804)
Transfers	(56,789)
Balance as of September 30, 2024	2,142,542
Current	743,951
Non-current	1,398,591

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

11. Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of subsidiaries, joint ventures and associates
				09/30/2024	12/31/2023	09/30/2024	09/30/2023
Subsidiaries
Ultrapar Logística Ltda.	2,746,762	269,203	100.00	2,746,762	1,745,326	269,203	231,546
Ipiranga Produtos de Petróleo S.A. (v)	‐	‐	‐	‐	9,216,020	‐	551,028
Ultrapar International S.A.	(59,632)	(4,782)	100.00	(59,632)	(54,850)	(4,782)	15,213
UVC	38,946	(5,021)	100.00	38,946	39,917	(5,021)	(3,904)
Centro de Conveniências Millennium Ltda. (iv)	‐	‐	‐	‐	‐	‐	(5,249)
Eaí Clube Automobilista S.A.	‐	‐	‐	‐	168,602	‐	(38,953)
Ultragaz Participações Ltda.	‐	372,263	‐	‐	1,004,960	372,263	621,500
Companhia Ultragaz S.A.	1,418,378	233,877	99.99	1,418,170	‐	233,855	‐
UVC Investimentos Ltda.	(348)	516	100.00	(348)	(862)	516	(35)
Imaven Imóveis Ltda. (ii)	55,112	2,316	100.00	55,112	52,796	2,316	1,121
Ultrapar Mobilidade Ltda. (*) (iii) (v)	10,126,910	653,719	100.00	10,126,910	59,403	653,719	(68)
Joint ventures
Química da Bahia Indústria e Comércio S.A.	6,637	(319)	50.00	3,319	3,478	(161)	(25)
Refinaria de Petróleo Riograndense S.A. (i)	63,873	(40,544)	33.20	21,210	31,553	(13,462)	6,068

Total (A)				14,350,449	12,266,343	1,508,446	1,378,242
Total provision for equity deficit (B)				(59,980)	(55,712)
Total investments (A-B)				14,410,429	12,322,055

The percentages in the table above are rounded.

(*)	Amounts adjusted for unrealized profits in equity and income for the period.
(i)	Investment considers capital loss balances of R$ 10,090 as of September 30, 2024 (R$ 10,627 as of December 31, 2023).
(ii)	On April 28, 2023, Imaven Imóveis Ltda. carried out a partial spin-off of its equity, where the spun-off portion was merged into subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, 2023, Ultrapar acquired the total shares of Imaven Imóveis Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(iii)	Company established on February 28, 2023 with the purpose of holding interests in other companies.
(iv)	On October 2, 2023, the Company transferred all shares in Centro de Conveniências Millennium Ltda. to its subsidiary Ultrapar Mobilidade Ltda., as a capital contribution.
(v)	On January 2, 2024, the Company transferred all shares in Ipiranga Produtos de Petróleo S.A. to its subsidiary Ultrapar Mobilidade Ltda., as a capital contribution.

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

				Consolidated
	Equity	Income (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of subsidiaries, joint ventures and associates
				09/30/2024	12/31/2023	09/30/2024	09/30/2023
Joint ventures
União Vopak – Armazéns Gerais Ltda	804	(1,196)	50.00	402	1,550	(598)	7,690
Refinaria de Petróleo Riograndense S.A.	63,873	(40,544)	33.20	21,208	31,553	(13,462)	6,067
Latitude Logística Portuária S.A.	8,143	(3,861)	50.00	4,071	6,002	(1,931)	(233)
Navegantes Logística Portuária S.A.	28,936	(18,574)	33.33	9,645	15,836	(6,191)	(4,666)
Nordeste Logística I S.A.	16,176	(2,216)	33.33	5,392	7,071	(739)	343
Nordeste Logística II S.A.	55,756	4,107	33.33	18,585	17,216	1,369	(1,935)
Nordeste Logística III S.A.	55,286	1,773	33.33	18,429	18,004	591	779
Química da Bahia Indústria e Comércio S.A.	6,637	(319)	50.00	3,319	3,478	(159)	(26)
Terminal de Combustíveis Paulínia S.A. ("Opla")	117,101	6,038	50.00	58,551	54,155	3,019	2,095
Other investments	‐	‐	‐	265	349	‐	‐
Associates
Hidrovias do Brasil S.A. (i)	1,426,855	22,791	39.98	570,457	‐	9,112	‐
Transportadora Sulbrasileira de Gás S.A.	17,669	6,039	25.00	4,417	3,978	1,510	1,572
Metalúrgica Plus S.A.	(972)	(203)	33.33	(324)	(256)	(68)	(73)
Plenogás Distribuidora de Gás S.A.	3,032	1,919	33.33	1,011	497	577	101
Other investments	‐	‐	‐	52	33	‐	‐

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	158,634	‐	‐
Hidrovias do Brasil S.A.	‐	‐	‐	757,895	‐	‐	‐

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	39,238	‐	(2,089)	‐

Advances for investments
Advances for investments - Pão de Açúcar Group stations (ii)	‐	‐	‐	90,000	‐	‐	‐

Total (A)				1,719,919	318,100	(9,059)	11,714
Total provision for equity deficit (B)				(324)	(256)	‐	‐
Total investments (A-B)				1,720,243	318,356

The percentages in the table above are rounded.

(i)	The share of profit (loss) of the associate is recorded with a 2-month lag as from May 2024, the date on which the Company began to hold significant influence in Hidrovias. For further information, see Note 28.
(ii)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by the subsidiary Centro de Conveniências Millenium Ltda. For further information, see Note 1.b.3.

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the period
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	09/30/2023
Subsidiaries	%	%
Iconic Lubrificantes S.A.	44%	44%	492,879	477,710	120,432	58,991
WTZ Participações S.A.	48%	-	86,961	-	-
Other investments	-	-	64,810	45,621	3,678	3,973
			644,650	523,331	124,110	62,964

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Advances	Total
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	‐	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,482,877	7,627	2,490,504	9,840	2,068	‐	11,908
Dividends	(1,782,516)	(2,196)	(1,784,712)	(11,072)	(2,200)	‐	(13,272)
Equity instrument granted (ii)	5,598	‐	5,598	899	‐	‐	899
Accumulated other comprehensive income	(7,163)	895	(6,268)	‐	‐	‐	‐
Capital increase in cash	422,886	‐	422,886	‐	‐	‐	‐
Shareholder transactions - changes of interest	168	‐	168	‐	‐	‐	‐
Acquisition of Imaven Imóveis Ltda.	60,930	‐	60,930	‐	‐	‐	‐
Acquisition of Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	210,096	‐	‐	210,096
Capital decrease	(1,093,204)	‐	(1,093,204)	(3,100)	‐	‐	(3,100)
Other movements	‐	‐	‐	342	‐	‐	342
Balance as of December 31, 2023	12,231,312	35,031	12,266,343	313,848	4,252	-	318,100
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	1,522,069	(13,623)	1,508,446	(18,101)	11,131	‐	(6,970)
Amortization of fair value adjustments	‐	‐	‐	(2,089)	‐	‐	(2,089)
Dividends	(200,000)	‐	(200,000)	‐	(1,196)	‐	(1,196)
Equity instrument granted (ii)	20,975	‐	20,975	‐	1,228	‐	1,228
Accumulated other comprehensive income	32,558	3,114	35,672	3,114	25,475	‐	28,589
Capital increase in cash	585,335	‐	585,335	‐	‐	‐	‐
Capital increase in shares	133,552	‐	133,552	‐	‐	‐	‐
Capital decrease in shares	-	-	-	(522)	-	-	(522)
Advances for investments - GPA stations	‐	‐	‐	‐	‐	90,000	90,000
Acquisition of shares of Hidrovias do Brasil S.A.	‐	‐	‐	‐	647,201	‐	647,201
Transfers of financial assets to investments (iii)	‐	‐	‐	‐	645,333	‐	645,333
Other movements	119	7	126	161	84	‐	245
Balance as of September 30, 2024 (i)	14,325,920	24,529	14,350,449	296,411	1,333,508	90,000	1,719,919

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultrapar Mobilidade, Ultragaz Participações and Ultrapar Logística.
(iii)	Amounts refer to the acquisition of stake in Hidrovias do Brasil S.A. For further details, see Note 28.c.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

12. Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

  Consolidated
	Weighted average useful life (years)	Balance as of 12/31/2023	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Balance as of 09/30/2024
Cost:
Real estate	9	1,998,866	163,389	(139,560)	‐	‐	2,022,695
Port areas	32	314,964	2,703	‐	26,750	‐	344,417
Vehicles	3	270,388	110,232	(55,390)	‐	‐	325,230
Equipment	3	38,278	415	(3,968)	‐	‐	34,725
Others	20	27,846	‐	‐	‐	‐	27,846
		2,650,342	276,739	(198,918)	26,750	‐	2,754,913
Accumulated amortization:
Real estate	‐	(753,198)	‐	83,993	(3,312)	(151,237)	(823,754)
Port areas	‐	(44,620)	‐	‐	-	(6,057)	(50,677)
Vehicles	‐	(109,967)	‐	20,523	‐	(64,196)	(153,640)
Equipment	‐	(5,184)	‐	3,938	‐	(5,865)	(7,111)
Others	‐	(25,847)	‐	‐	‐	(2,802)	(28,649)
		(938,816)	‐	108,454	(3,312)	(230,157)	(1,063,831)
Net amount		1,711,526	276,739	(90,464)	23,438	(230,157)	1,691,082

(i)	Considers R$ 273,778 referring to additions and remeasurements between right-of-use assets and leases payable.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2023	1,523,935
Interest accrued	100,548
Payments of leases	(211,344)
Interest payment	(115,074)
Additions and remeasurement	273,778
Write-offs	(82,561)
Balance as of September 30, 2024	1,489,282
Current	321,125
Non-current	1,168,157

The undiscounted future cash outflows are presented below:

	09/30/2024	12/31/2023
Up to 1 year	422,286	418,450
1 to 2 years	278,579	322,165
2 to 3 years	237,067	227,785
3 to 4 years	190,634	189,744
4 to 5 years	161,910	147,977
More than 5 years	941,222	1,003,655
Total	2,231,698	2,309,776

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	10.47%
From 6 to 10 years	10.08%
From 11 to 15 years	9.62%
More than 15 years	9.63%

c. Effects of inflation and potential right of recoverable Pis and Cofins - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the period ended September 30, 2024 are as follows:

Right-of-use asset, net
Nominal base	1,691,082
Inflated base	2,071,673
22.5%

Leases payable
Nominal base	1,489,282
Inflated base	1,951,354
31.0%

Financial expenses
Nominal base	100,548
Inflated base	131,123
30.4%

Amortization expense
Nominal base	230,157
Inflated base	268,018
16.5%

The possible credits of PIS and COFINS on payments of leases, calculated based on the rate of 9.25% according to the Brazilian tax legislation for the period ended September 30, 2024 are presented below:

Potential right of recoverable PIS and COFINS
Cash flow at present value	137,759
Nominal cash flow	206,432

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

13. Property, plant, and equipment (Consolidated)

	Weighted average useful life (years)	Balance as of 12/31/2023	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries	Balance as of 09/30/2024
Cost:
Land	-	607,152	4,260	‐	5,073	(8,867)	-	607,618
Buildings	31	1,646,996	37,438	‐	82,272	(49,346)	1,901	1,719,261
Leasehold improvements	13	1,292,998	25,678	‐	77,663	(12,623)	-	1,383,716
Machinery and equipment	11	3,530,184	91,605	‐	60,389	(5,706)	1,183	3,677,655
Automotive fuel/lubricant distribution equipment and facilities	13	3,361,637	52,293	‐	76,033	(113,783)	2,374	3,378,554
LPG tanks and bottles	8	1,006,398	74,819	‐	-	(20,608)	-	1,060,609
Vehicles	10	371,434	99,754	‐	5,515	(33,472)	5,257	448,488
Furniture and fixtures	8	212,640	8,472	‐	176	(1,187)	402	220,503
IT equipment	5	318,721	6,911	‐	(4,148)	(1,591)	‐	319,893
Construction in progress	-	783,496	548,986	‐	(318,999)	(2,853)	‐	1,010,630
Advances to suppliers	-	32,557	21,535	‐	(5,519)	(844)	‐	47,729
Imports in progress	-	3,107	‐	‐	(3,107)	‐	‐	‐
		13,167,320	971,751	‐	(24,652)	(250,880)	11,117	13,874,656
Accumulated depreciation:
Buildings	‐	(536,518)	‐	(41,182)	3,488	16,828	(134)	(557,518)
Leasehold improvements	‐	(683,187)	‐	(56,538)	1,624	6,929	-	(731,172)
Machinery and equipment	‐	(2,147,842)	‐	(154,748)	(311)	4,011	(405)	(2,299,295)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,238,843)	‐	(129,106)	(5,842)	102,029	(1,082)	(2,272,844)
LPG tanks and bottles	‐	(605,298)	‐	(68,414)	-	16,552	-	(657,160)
Vehicles	‐	(181,511)	‐	(25,125)	(132)	13,392	(612)	(193,988)
Furniture and fixtures	‐	(130,117)	‐	(11,156)	13	406	(84)	(140,938)
IT equipment	‐	(254,952)	‐	(16,991)	6,201	1,357	-	(264,385)
		(6,778,268)	‐	(503,260)	5,041	161,504	(2,317)	(7,117,300)
Provision for impairment losses		(1,471)	(21)	‐	‐	‐	‐	(1,492)
Net amount		6,387,581	971,730	(503,260)	(19,611)	(89,376)	8,800	6,755,864

(i) Refers to R$ 23,438 transferred to right-of-use assets and R$ 3,827 transferred from intangible assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

14. Intangible assets (consolidated)

	Weighted average useful life (years)	Balance as of 12/31/2023	Additions	Amortization	Transfers (i)	Write-offs	Exchange rate variation	Acquisition of subsidiaries	Balance as of 09/30/2024
Cost:
Goodwill (a)	-	943,125	‐	(969)	(11,461)	‐	‐	56,417	987,112
Software	5	1,503,601	141,192	‐	(20,463)	(2,213)	109	386	1,622,612
Distribution rights	14	155,174	14,794	‐	1,412	(1)	‐	‐	171,379
Brands	-	62,303	‐	‐	(948)	‐	‐	‐	61,355
Trademark rights	30	120,960	6	‐	‐	-	‐	11	120,977
Others	3	15,127	224	‐	346	‐	‐	‐	15,697
Decarbonization credits (CBIO)	-	710,710	586,695	‐	(389)	(1,018,363)	‐	‐	278,653
		3,511,000	742,911	(969)	(31,503)	(1,020,577)	109	56,814	3,257,785
Accumulated amortization:
Software		(826,773)	‐	(159,078)	27,660	1,868	‐	‐	(956,323)
Distribution rights		(106,145)	‐	(3,291)	18	-	‐	‐	(109,418)
Trademark rights		(18,931)	‐	(3,394)	‐	323	‐	‐	(22,002)
Others		(5,234)	‐	(3,814)	(2)	786	‐	‐	(8,264)
		(957,083)	‐	(169,577)	27,676	2,977	‐	‐	(1,096,007)
Net amount		2,553,917	742,911	(170,546)	(3,827)	(1,017,600)	109	56,814	2,161,778

(i) Refers to R$ 3,827 transferred to property, plant and equipment.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired.

	Segment	09/30/2024	12/31/2023
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Stella	Ultragaz	103,051	103,051
Serra Diesel	Ultrapar	1,413	14,217
WTZ (28.d)	Ultragaz	56,791	‐
TEAS (ii)	Ultracargo	797	797
		987,112	943,125

(i) Including R$ 246,163 presented as goodwill at the Parent.

(ii) On April 27, 2023, the Company was merged into Ultracargo Logística S.A.

Goodwill presented above are based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the nine-month period ended September 30, 2024, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible asset.

Goodwill from investments in joint ventures and associates are presented under investments, for further information see Note 11.

b. Acquisition and provision for decarbonization credits (Consolidated)

The Company, through its subsidiary Ipiranga, has annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy.

The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being retired according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”). The Company reached the 2023 retirement target in March 2024, in accordance with Decree 11,499/2023, which exceptionally establishes the deadline for retirement of decarbonization credits until March 2024 to meet the 2023 target.

The acquisition obligation is recorded under “Provision for decarbonization credits” with a corresponding entry in Other operating income (expenses), in proportion to the annual targets established by the ANP, based on the average acquisition cost of the credits acquired and the fair value of the credits traded on B3 on the closing date for the credits to be acquired. The provision is realized when credits are retired.

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

15. Loans, financing, debentures and derivative financial instruments (Consolidated)

a. Breakdown

					Consolidated
Description	Index/ Currency	Weighted average financial charges 2024 (p.a.)	Weighted average hedging instruments	Maturity	09/30/2024	12/31/2023
Foreign currency:
Notes in the foreign market	USD	5.25%	138.8% of DI**	2026 to 2029	4,196,681	3,694,339
Foreign loan	JPY	1.24%	108.9% of DI	2025	777,861	439,852
Foreign loan	EUR	4.20%	109.4% of DI	2024 to 2025	749,661	126,171
Foreign loan	USD	5.40%	109.9% of DI	2024 to 2025	582,157	1,018,429
Total in foreign currency					6,306,360	5,278,791
Brazilian Reais:
Debentures – CRA	IPCA	5.15%	102.6% of DI	2024 to 2032	2,900,707	3,434,287
CCB	CDI	102.20%	n/a	2025 to 2026	1,060,369	552,407
Debentures – Ultragaz	CDI +	0.74%	n/a	2027 to 2029	711,313	-
Debentures – Ultracargo	IPCA	4.11%	111.4% of DI	2028	552,616	556,677
Debentures – CRA	Fixed rate	11.05%	104.3% of DI	2027	509,806	539,914
CDCA	CDI + R$	0.89%	n/a	2027	519,258	-
Debentures – CRA	CDI + R$	0.69%	n/a	2027	490,067	488,269
CDCA	CDI	104.73%	n/a	2025 to 2027	290,651	201,848
Debentures – Ultracargo	Fixed rate	6.47%	99.9% of DI	2024	92,485	87,826
Debentures – Ultracargo	IPCA	6.28%	n/a	2024 to 2034	79,191	-
FINEP	TJLP	1.00%	n/a	2024 to 2026	826	1,264
Total in Brazilian Reais					7,207,289	5,862,492
Total in foreign currency and Brazilian Reais					13,513,649	11,141,283
Derivative financial instruments (*)					334,345	626,734
Total					13,847,994	11,768,017
Current					3,386,400	1,993,254
1 to 2 years					907,152	1,879,412
2 to 3 years					3,961,776	2,243,967
3 to 4 years					2,134,655	1,023,820
4 to 5 years					2,130,366	1,691,595
More than 5 years					1,327,645	2,935,969
Non-current					10,461,594	9,774,763

(*)	Accumulated losses (see Note 26.f).
(**)	Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

The changes in loans, financing, debentures and derivative financial instruments are shown below:

Balance as of December 31, 2023	11,768,017
Proceeds	3,658,510
Interest accrued	603,777
Principal payment	(2,125,954)
Interest payment	(483,266)
Monetary and exchange rate variations	920,758
Change in fair value	(201,459)
Hedge result	(292,389)
Balance as of September 30, 2024	13,847,994

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of September 30, 2024, the amount recognized in profit or loss was R$ 14,190. The balance to be recognized in the next years is R$ 74,352.

b. Guarantees

The financing does not have collateral as of September 30, 2024 and December 31, 2023 and has guarantees and promissory notes in the amount of R$ 13,309,204 as of September 30, 2024 (R$ 10,966,890 as of December 31, 2023).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 105,514 as of September 30, 2024 (R$ 103,600 as of December 31, 2023).

The subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees on the amount of R$ 259,712 (R$ 397,152 as of December 31, 2023). If the subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until September 30, 2024, the subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

c. Relevant operations contracted in the period

The main operations contracted in the period are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
CDCA	%DI	108.00%	N/A	Jan/24	Jan/25	R$ 80,000	R$ 80,000	Quarterly	At final maturity	Ipiranga
4131	EUR	4.33%	111.9% of DI	Jan/24	Jan/25	EUR 23,500	R$ 126,195	Semiannually	At final maturity	Iconic
CCB	%DI	108.37%	N/A	Mar/24	Mar/25	R$ 500,000	R$ 500,000	Annually	At final maturity	Ipiranga
4131	EUR	4.43%	108.5% of DI	Mar/24	Mar/25	EUR 46,040	R$ 247,099	Semiannually	At final maturity	Ipiranga
4131	JPY	1.32%	108.9% of DI	Mar/24	Aug/24	JPY 3,760,000	R$ 123,742	At final maturity	At final maturity	Ultracargo Logística
4131	EUR	4.38%	108.5% of DI	Mar/24	Mar/25	EUR 45,977	R$ 246,897	Semiannually	At final maturity	Ultracargo Logística
4131	EUR	4.64%	115.5% of DI	Mar/24	Sept/24	EUR 4,629	R$ 25,000	At final maturity	At final maturity	Serra Diesel
CCB	%DI	108.37%	N/A	Apr/24	Apr/26	R$ 500,000	R$ 500,000	Annually	At final maturity	Ipiranga
4131	USD	6.11%	112.4% of DI	Apr/24	Apr/25	USD 9,728	R$ 48,601	Semiannually	At final maturity	Iconic
CDCA	DI +	0.92%	N/A	May/24	Apr/27	R$ 500,000	R$ 500,000	Annually	At final maturity	Ipiranga
4131	JPY	1.44%	108.1% of DI	May/24	Oct/24	JPY 7,530,077	R$ 258,500	At final maturity	At final maturity	Ultracargo Logística
CDCA	%DI	109.00%	N/A	Jun/24	Apr/27	R$ 200,000	R$ 200,000	Quarterly	2026 and 2027	Ipiranga
Debentures	CDI	0.65%	N/A	Jul/24	Jul/27	R$ 455,000	R$ 455,000	Semiannually	At final maturity	Cia Ultragaz
Debentures	CDI	0.90%	N/A	Jul/24	Jul/29	R$ 245,000	R$ 245,000	Semiannually	At final maturity	Cia Ultragaz
Debentures	IPCA	6.28%	N/A	Aug/24	Jun/34	R$ 80,000	R$ 80,000	Semiannually	At final maturity	Ultracargo Logística
4131	SOFR	1.29%	112.5% of DI	Sept/24	Sept/25	USD 4,535	R$ 25,000	Quarterly	At final maturity	Serra Diesel

16. Trade payables (consolidated)

a. Trade payables

	09/30/2024	12/31/2023
Domestic suppliers	2,100,480	2,842,433
Foreign suppliers	699,861	1,692,786
Trade payables - related parties (see Note 8.a.2)	250,613	147,452
	3,050,954	4,682,671

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

b. Trade payables - reverse factoring

	09/30/2024	12/31/2023
Domestic suppliers - reverse factoring	1,291,458	1,039,366

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

17. Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

In the nine-month period ended September 30, 2024 the subsidiaries contributed R$ 16,805 to Ultraprev (R$ 16,851 in the nine-month period ended September 30, 2023).

The balance of R$ 8,245 (R$ 18,271 as of December 31, 2023) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 14 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

The total number of participating employees as of September 30, 2024 is 3,851 active participants and 298 retired participants (4,053 active participants and 298 retired participants as of December 31, 2023). In addition, Ultraprev had 21 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of September 30, 2024.

	09/30/2024	12/31/2023
Health and dental care plan (1)	222,344	211,279
Indemnification of FGTS	40,619	38,456
Seniority bonus	1,874	2,026
Life insurance (1)	13,897	13,062
Total	278,734	264,823
Current	23,798	23,612
Non-current	254,936	241,211

(1)	Applicable to Ipiranga, Tropical and Iconic.

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

18. Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels. The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2023	Additions	Reversals	Payments	Interest	Balance as of 09/30/2024

IRPJ and CSLL (a.1)	636,167	127	(11,855)	(138)	18,709	643,010
Tax	107,172	40,293	(43,488)	(11,825)	1,358	93,510
Civil, environmental and regulatory claims	150,258	59,987	(30,808)	(21,982)	2	157,457
Provision for indemnities (a.2)	203,780	4,661	(6,065)	(12,959)	627	190,044
Labor	59,144	14,156	(10,713)	(8,194)	361	54,754
Others	147,609	7,564	(966)	(615)	(787)	152,805
Total	1,304,130	126,788	(103,895)	(55,713)	20,270	1,291,580
Current	45,828					49,496
Non-current	1,258,302					1,242,084

Balances of escrow deposits by nature are as follows:

	09/30/2024	12/31/2023
Tax	898,593	856,830
Labor	30,072	37,715
Civil and others	123,640	138,172
	1,052,305	1,032,717

In the period ended September 30, 2024, the monetary variation on escrow deposits amounted to R$ 37,978 (R$ 46,030 as of September 30, 2023), recorded with a corresponding entry to financial income on profit or loss.

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed a writ of mandamus in which the preliminary injunction was granted, confirmed by a favorable trial court decision on May 16, 2008, to offset PIS and COFINS credits on LPG purchases against federal taxes. As a result of the preliminary injunction, the subsidiaries made escrow deposits, which amount to R$ 618,755 as of September 30, 2024 (R$ 600,259 as of December 31, 2023). On July 18, 2014, due to a second instance unfavorable decision, aligned with the STJ case law (Case 1.093), the subsidiaries suspended the escrow deposits and resumed the payment of the taxes. In October 2024, due to the final decision of the proceeding, the deposits were fully withdrawn, and did not result in impacts on profit or loss for the period.

a.2 Provision for indemnities

On April 1, 2022, Ultrapar concluded the sale of Oxiteno, assuming the responsibility for losses resulting from acts that occurred prior to the closing of the transaction, pursuant to the purchase and sale agreement. The total provision recorded for the reimbursement to Indorama, in the event the losses materialize, is R$ 159,644 (R$ 168,568 as of December 31, 2023), of which R$ 93,489 (R$ 92,823 as of December 31, 2023) for labor claims, R$ 17,984 (R$ 17,584 as of December 31, 2023) for civil claims and R$ 48,147 (R$ 58,160 as of December 31, 2023) for tax claims.

On August 1, 2022, Ultrapar also concluded the sale of Extrafarma with subsidiary Ipiranga assuming the responsibility for losses prior to the closing of the transaction. Thus, a provision for the reimbursement to Pague Menos was recorded, in the event the losses materialize, totaling R$ 30,400 (R$ 35,075 as of December 31, 2023) referring to the provision for indemnity, as of September 30, 2024, of which R$ 10,385 (R$ 16,259 as of December 31, 2023) for labor claims, R$ 6,955 (R$ 6,420 as of December 31, 2023) for civil claims and R$ 13,059 (R$ 12,395 as of December 31, 2023) for tax claims.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of its external legal advisors and, based on these assessments, these claims were not provided for in the interim financial information. The estimated amount of these contingent liabilities assessed as possible loss is R$ 5,191,865 as of September 30, 2024 (R$ 4,013,392 as of December 31, 2023), mainly represented by:

Contingent liabilities (possible)	09/30/2024	12/31/2023
Tax (b.1)	4,123,388	3,148,224
Civil (b.2)	793,410	624,653
Labor	275,067	240,515

b.1 Contingent tax liabilities

The main contingent tax liabilities of subsidiary Ipiranga and its subsidiaries are presented below. The claims mainly involve questionings regarding the offset of excise tax (“IPI”) credits related to raw materials used in the manufacturing of products subject to taxation, which are subsequently sold, and are not subject to IPI under the tax immunity. The amount of this contingency is R$ 193,267 as of September 30, 2024 (R$ 185,388 as of December 31, 2023).

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

Additionally, the subsidiary Ipiranga and its subsidiaries have legal proceedings related to ICMS totaling R$ 1,342,883 as of September 30, 2024 (R$ 1,380,424 as of December 31, 2023). The main proceedings include: i) credits considered undue in the amount of R$ 93,282 as of September 30, 2024 (R$ 149,061 as of December 31, 2023), ii) alleged non-payment in the amount of R$ 153,601 as of September 30, 2024 (R$ 196,693 as of December 31, 2023); iii) conditioned fruition of tax incentive in the amount of R$ 188,154 as of September 30, 2024 (R$ 193,912 as of December 31, 2023); iv) inventory differences in the amount of R$ 279,014 as of September 30, 2024 (R$ 282,254 as of December 31, 2023); v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 219,152 as of September 30, 2024 (R$ 271,518 as of December 31, 2023).

The Company and its subsidiaries are also parties to administrative and judicial proceedings involving IRPJ, CSLL, PIS and COFINS, substantially involving denials of offset claims and credits disallowance which total R$ 2,306,994 as of September 2024 (R$ 1,394,010 as of December 31, 2023), mainly represented by a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 262,947 as of September 30, 2024 (R$ 251,789 as of December 31, 2023).

b.2 Contingent civil liabilities

Most of the proceedings against Cia. Ultragaz totaling R$ 161,503 as of September 30, 2024 (R$ 113,756 as of December 31, 2023) were filed by resellers seeking indemnity, nullity and termination of distribution agreements.

c. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 61,934 (R$ 29,022 as of December 31, 2023), for which an indemnity asset was recorded, referring to: (i) R$ 58,247 in ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 3,469 in labor claims.

Likewise, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized, with a balance of R$ 95,897 as of September 30, 2024 (R$ 95,905 as of December 31, 2023). The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 15, 2023, August 9, 2023, February 28, 2024 and August 7, 2024, the Board of Directors confirmed the issuance of 31,211, 8,199, 191,788 and 35,235, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma, of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 753,973 shares linked to the subscription warrants – indemnification were canceled and not issued. As of September 30, 2024, R$ 15,625 was recorded as financial income (financial expense of R$ 20,400 as of September 30, 2023) due to the update of subscription warrants, and 3,027,959 shares linked to subscription warrants remain retained – indemnification which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 64,223 (R$ 87,299 as of December 31, 2023).

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

20. Equity

a. Share capital

As of September 30, 2024, the subscribed and paid-up capital consists of 1,115,439,503 common shares with no par value (1,115,212,490 as of December 31, 2023), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On April 19, 2023 the Ordinary General Shareholders’ Meeting approved the increase in the Company's capital in the total amount of R$ 1,450,000, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments, of R$ 567,425, and amounts recorded in the legal reserve, of R$ 882,575.

The price of the outstanding shares on B3 as of September 30, 2024 was R$ 21.21 (R$ 26.51 as of December 31, 2023).

As of September 30, 2024, there were 59,257,889 common shares outstanding abroad in the form of ADRs (52,197,033 shares as of December 31, 2023).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.d). As of September 30, 2024, the balance of treasury shares granted with right of use was 12,995,720 common shares (9,515,384 as of December 31, 2023).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

As of September 30, 2024, the balance was R$ 448,917 (R$ 470,510 as of December 31, 2023) and 11,555,737 common shares (16,195,439 as of December 31, 2023) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 18.28.

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

09/30/2024
Balance of unrestricted shares held in treasury	11,555,737
Balance of treasury shares granted with right of use (see Note 20.b)	12,995,720
Total balance of treasury shares as of September 30, 2024	24,551,457

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.d. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 15, 2023, August 9, 2023, February 28, 2024 and August 7, 2024, there was an increase in the reserve in the amounts of R$ 411, R$ 149, R$ 5,631 and R$ 821, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

e. Approval of additional dividends to the minimum mandatory dividends

On February 28, 2024, the Board of Directors approved and on April 17, 2024 the Ordinary General Shareholders’ Meeting ratified the payment of the Company’s additional dividends to the Company's minimum mandatory dividends related to 2023 in the amount of R$ 134,031.

On August 7, 2024, the Board of Directors approved the distribution of dividends in the amount of R$ 275,971, corresponding to R$ 0.25 per common share, payable as of August 23, 2024, without remuneration or monetary variation.

21. Net revenue from sales and services (Consolidated)

	09/30/2024	09/30/2023
Sales revenue:
Merchandise	100,791,943	94,341,879
Services rendered and others	1,330,417	1,223,944
Sales returns, rebates and discounts	(836,236)	(701,825)
Amortization of contract assets	(402,804)	(445,851)
	100,883,320	94,418,147
Taxes on sales	(2,785,799)	(1,790,318)
Net revenue	98,097,521	92,627,829

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

22. Costs, expenses and other operating results by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent		Consolidated
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Raw materials and materials for use and consumption	‐	‐	(90,182,122)	(84,833,390)
Personnel expenses	(179,817)	(157,934)	(1,910,863)	(1,696,656)
Freight and storage	‐	‐	(996,055)	(1,043,820)
Decarbonization obligation (a)	‐	‐	(441,813)	(568,382)
Services provided by third parties	(55,285)	(52,867)	(532,272)	(475,711)
Depreciation and amortization	(11,715)	(5,092)	(673,806)	(612,853)
Amortization of right-of-use assets	(2,101)	(1,633)	(230,157)	(221,292)
Advertising and marketing	(1,472)	(626)	(153,867)	(140,916)
Other expenses and income, net (b)	7,792	(39,634)	(121,461)	(380,271)
SSC/Holding expenses	233,160	210,301	‐	‐
Total	(9,438)	(47,485)	(95,242,416)	(89,973,291)
Classified as:
Cost of products and services sold	‐	‐	(91,646,046)	(86,378,561)
Selling and marketing	‐	‐	(1,884,131)	(1,612,236)
General and administrative	(36,355)	(47,332)	(1,374,833)	(1,472,315)
Other operating income (expenses), net	26,917	(153)	(337,406)	(510,179)
Total	(9,438)	(47,485)	(95,242,416)	(89,973,291)

(a)	Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net. For further information, see Note 14.b
(b)	Includes gains from receipt of asset insurance claims in 2024 in the amount of R$ 35,239.

23. Financial result

	Parent		Consolidated
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Finance income:
Interest on financial investments	17,992	87,887	397,209	441,915
Interest from customers	‐	‐	125,068	85,883
Update of subscription warrants (see Note 19)	15,625	‐	15,625	‐
Selic interest on PIS/COFINS credits	3	‐	43,032	94,269
Update of provisions and other income	14,671	33,988	80,654	51,198

	48,291	121,875	661,588	673,265
Financial expenses:
Interest on loans	(911)	(44,022)	(927,726)	(1,077,515)
Interest on leases payable	(597)	(483)	(100,548)	(105,160)
Update of subscription warrants (see Note 19)	‐	(20,400)	‐	(20,400)
Bank charges, financial transactions tax, and other taxes	(12,627)	(3,214)	(105,905)	(84,440)
Exchange variations, net of gain (loss) on hedging instruments	1,624	(16,497)	(117,428)	(105,515)
Update of provisions, net, and other expenses	(8,137)	(10,594)	(6,759)	(109,166)
	(20,648)	(95,210)	(1,258,366)	(1,502,196)
Total	27,643	26,665	(596,778)	(828,931)

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.d and 19, respectively.

	07/01/2024 to 09/30/2024	01/01/2024 to 09/30/2024	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023
Basic earnings per share
Net income for the period of the Company	651,582	1,520,971	864,854	1,340,795
Weighted average number of shares outstanding (in thousands)	1,103,872	1,102,117	1,095,190	1,095,134
Basic earnings per share - R$	0.5903	1.3800	0.7897	1.2243

Diluted earnings per share

Net income for the period of the Company	651,582	1,520,971	864,854	1,340,795
Weighted average number of outstanding shares (in thousands), including dilution effects	1,119,907	1,117,011	1,104,256	1,104,338
Diluted earnings per share - R$	0.5818	1.3616	0.7832	1.2141

Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,103,872	1,102,117	1,095,190	1,095,134
Dilution effect
Subscription warrants	3,040	3,065	3,342	3,347
Stock plan	12,995	11,829	5,724	5,857
Weighted average number of shares for diluted earnings per share	1,119,907	1,117,011	1,104,256	1,104,338

Earnings per share were adjusted retrospectively by the issuance of 3,224,021 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

25. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, the company also act on segments of renewable energy solutions and compressed natural gas.

Ipiranga

Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) through a chain of service stations that operate under the Ipiranga brand throughout Brazil and to major consumers, as well as in convenience stores and automotive services segments.

Ultracargo	Offers transport logistics and specialized liquid bulk storage solutions with operations in the main logistics centers of Brazil.

a. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	09/30/2024	09/30/2023
Net revenue from sales and services:
Brazil	97,416,446	91,206,928
Europe	46,818	195,292
United States of America and Canada	352,865	960,576
Other Latin American countries	174,988	114,060
Others	106,404	150,973
Total	98,097,521	92,627,829

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

b. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

09/30/2024
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	89,239,239	8,220,852	792,730	7,051	98,259,872	(162,351)	98,097,521
Transactions with third parties	89,177,796	8,220,008	638,927	5,925	98,042,656	‐	98,042,656
Intersegment transactions	61,443	844	153,803	1,126	217,216	(162,351)	54,865
Cost of products and services sold	(84,941,712)	(6,574,638)	(284,811)	‐	(91,801,161)	155,115	(91,646,046)
Gross profit	4,297,527	1,646,214	507,919	7,051	6,458,711	(7,236)	6,451,475
Operating income (expenses)
Selling and marketing	(1,447,715)	(430,650)	(8,356)	(11)	(1,886,732)	2,601	(1,884,131)
General and administrative	(842,272)	(249,141)	(127,150)	(165,336)	(1,383,899)	9,066	(1,374,833)
Results from disposal of property, plant and equipment and intangible assets	104,266	1,061	(36)	70	105,361	‐	105,361
Other operating income (expenses), net	(398,235)	37,252	11,366	12,211	(337,406)	‐	(337,406)
Operating income (loss)	1,713,571	1,004,736	383,743	(146,015)	2,956,035	4,431	2,960,466
Share of profit (loss) of subsidiaries, joint ventures and associates	(5,384)	572	2,420	(4,578)	(6,970)	‐	(6,970)
Amortization of fair value adjustments on associates acquisition	‐	‐	(2,089)	‐	(2,089)	‐	(2,089)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(5,384)	572	331	(4,578)	(9,059)	‐	(9,059)
Income (loss) before financial result and income and social contribution taxes	1,708,187	1,005,308	384,074	(150,593)	2,946,976	4,431	2,951,407
Depreciation and amortization (a)	335,703	209,152	89,625	14,106	648,586	(4,431)	644,155
Amortization of contractual assets with customers - exclusivity rights	401,808	996	‐	‐	402,804	‐	402,804
Amortization of right-of-use assets	158,042	47,590	22,397	2,128	230,157	‐	230,157
Amortization of fair value adjustments on associates acquisition	‐	‐	2,090	‐	2,090	‐	2,090
Total depreciation and amortization	895,553	257,738	114,112	16,234	1,283,637	(4,431)	1,279,206

(a) The amount is net of PIS and COFINS on depreciation in the amount of R$ 29,652.

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

09/30/2023
Profit or loss	Ipiranga (Restated)	Ultragaz	Ultracargo	Others (1) (2)(Restated)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	83,899,669	8,115,538	758,200	9,299	92,782,706	(154,877)	92,627,829
Transactions with third parties	83,899,659	8,114,273	606,134	7,763	92,627,829	‐	92,627,829
Intersegment transactions	10	1,265	152,066	1,536	154,877	(154,877)	‐
Cost of products and services sold	(79,794,235)	(6,463,757)	(263,441)	(3)	(86,521,436)	142,875	(86,378,561)
Gross profit	4,105,434	1,651,781	494,759	9,296	6,261,270	(12,002)	6,249,268
Operating income (expenses)
Selling and marketing	(1,141,318)	(461,761)	(9,092)	(65)	(1,612,236)	‐	(1,612,236)
General and administrative	(953,271)	(228,778)	(123,104)	(179,164)	(1,484,317)	12,002	(1,472,315)
Results from disposal of property, plant and equipment and intangible assets	156,451	9,783	63	(2,915)	163,382	(59,056)	104,326
Other operating income (expenses), net	(526,449)	14,337	2,748	(815)	(510,179)	‐	(510,179)
Operating income (loss)	1,640,847	985,362	365,374	(173,663)	2,817,920	(59,056)	2,758,864
Share of profit (loss) of subsidiaries, joint ventures and associates	(4,140)	29	9,785	6,040	11,714	‐	11,714
Income (loss) before financial result and income and social contribution taxes	1,636,707	985,391	375,159	(167,623)	2,829,634	(59,056)	2,770,578
Depreciation and amortization (a)	304,921	213,373	77,576	10,696	606,566	‐	606,566
Amortization of contractual assets with customers - exclusivity rights	444,782	1,070	‐	-	445,852	‐	445,852
Amortization of right-of-use assets	154,368	42,070	23,160	1,694	221,292	‐	221,292
Total depreciation and amortization	904,071	256,513	100,736	12,390	1,273,710	‐	1,273,710

(a) The amount is net of PIS and COFINS on depreciation in the amount of R$ 6,287.

(1) Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 123,048 in 2024 (R$ 114,882 in 2023) of expenses related to Ultrapar's holding structure.

(2) The “Others” column refers to the parent Ultrapar and the subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

c. Assets by segment

09/30/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Investments	150,814	1,024	215,525	1,352,880	1,720,243	1,720,243
Property, plant and equipment	3,207,361	1,508,940	1,916,470	123,093	6,755,864	6,755,864
Intangible assets	1,275,268	332,889	283,376	270,245	2,161,778	2,161,778
Right-of-use assets	923,200	151,635	608,535	7,712	1,691,082	1,691,082
Other current and noncurrent assets	20,520,885	3,105,426	469,927	2,896,585	26,992,823	26,992,823
Total assets (excluding intersegment transactions)	26,077,528	5,099,914	3,493,833	4,650,515	39,321,790	39,321,790

12/31/2023
Assets	Ipiranga (Restated)	Ultragaz	Ultracargo	Others (3) (Restated)	Subtotal Segments	Total
Investments	68,107	240	215,745	34,264	318,356	318,356
Property, plant and equipment	3,224,662	1,438,662	1,698,605	25,652	6,387,581	6,387,581
Intangible assets	1,612,584	282,517	281,054	377,762	2,553,917	2,553,917
Right-of-use assets	907,867	149,698	622,781	31,180	1,711,526	1,711,526
Other current and noncurrent assets	19,228,878	2,273,866	415,085	5,362,765	27,280,594	27,280,594
Total assets (excluding intersegment transactions)	25,042,098	4,144,983	3,233,270	5,831,623	38,251,974	38,251,974

(3) The “Others” column refers to the parent Ultrapar and the subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

26. Financial instruments (Consolidated)

Financial instruments are classified and measured as follows:

• Amortized cost: financial instruments held in order to collect and comply with contractual cash flows, solely principal and interest. The interest earned, losses and the foreign currency exchange variation are recognized in profit or loss and balances are stated at amortized cost using the effective interest rate method.

• Measured at fair value through other comprehensive income: financial instruments contracted for the purpose of collecting and obligation of contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, losses and the foreign currency exchange variation are recognized on profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned and the exchange variation are recognized in equity under “Accumulated other comprehensive income”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement.

• Measured at fair value through profit or loss: financial instruments that were not classified as amortized cost or as measured at fair value through other comprehensive income. Balances are stated at fair value. The interest earned, the exchange variations and changes in fair value are recognized on profit or loss. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the following concepts:

• Hedge accounting – fair value hedge: financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the profit or loss.

• Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the profit or loss.

• Hedge accounting – hedge of investments in foreign operations: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company.

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a)	Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

		Level	Carrying value		Fair value
September 30, 2024	Note		Measured at fair value through profit or loss	Measured at amortized cost
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	-	‐	356,144	356,144
Securities and funds in local currency	4.a	-	‐	3,492,753	3,492,753
Securities and funds in foreign currency	4.a	-	‐	6,469	6,469
Financial investments
Securities and funds in local currency	4.b	-	108,150	-	108,150
Securities and funds in foreign currency	4.b	-	-	2,532,952	2,532,952
Derivative instruments	4.b	Level 2	873,084	‐	873,084
Energy trading futures contracts	26.h	Level 2	344,593	-	344,593
Trade receivables	5.a	-	‐	4,012,970	4,012,970
Reseller financing	5.a	-	‐	1,326,032	1,326,032
Other receivables and other assets	-	-	‐	444,715	444,715

Total			1,325,827	12,172,035	13,497,862

Financial liabilities:
Financing	15.a	Level 2	2,109,679	6,067,785	8,013,435
Debentures	15.a	Level 2	4,055,614	1,280,571	5,299,630
Derivative instruments	15.a	Level 2	334,345	‐	334,353
Energy trading futures contracts	26.h	Level 2	148,915	-	148,915
Trade payables	16.a	-	-	3,050,954	3,050,954
Trade payables - reverse factoring	16.b	-	‐	1,291,458	1,291,458
Subscription warrants – indemnification	19	Level 1	64,223	‐	64,223
Financial liabilities of customers	-	-	‐	210,622	210,622
Contingent consideration	-	Level 3	89,978	57,196	147,174
Other payables	-	-	‐	187,041	187,041
Total			6,802,754	12,145,627	18,747,805

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

		Level	Carrying value		Fair value
12/31/2023	Note		Measured at fair value through profit or loss	Measured at amortized cost
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	-	‐	125,152	125,152
Securities and funds in local currency	4.a	-	‐	5,476,726	5,476,726
Securities and funds in foreign currency	4.a	-	‐	323,810	323,810
Financial investments
Securities and funds in local currency	4.b	Level 2	82,592	‐	82,592
Derivative instruments	4.b	Level 2	1,162,283	‐	1,162,283
Trade receivables	5.a	-	‐	4,269,473	4,269,473
Reseller financing	5.a	-	‐	1,189,886	1,189,886
Trade receivables - sale of subsidiaries	5.c	-	‐	924,364	924,364
Other receivables and other assets	-	-	‐	393,036	393,036

Total			1,244,875	12,702,447	13,947,322

Financial liabilities:
Financing	15.a	Level 2	1,584,452	4,449,857	5,853,165
Debentures	15.a	Level 2	4,618,704	488,269	5,094,933
Derivative instruments	15.a	Level 2	626,735	‐	626,735
Trade payables	16.a	-	-	4,682,671	4,682,671
Trade payables - reverse factoring	16.b	-	‐	1,039,366	1,039,366
Subscription warrants – indemnification	19	Level 1	87,299	‐	87,299
Financial liabilities of customers	-	-	‐	308,934	308,934
Contingent consideration	28.a	Level 3	112,196	‐	112,196
Other payables	-	-	‐	190,090	190,090
Total			7,029,386	11,159,187	17,995,389

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

The fair value of financial instruments measured at Levels 2 and 3 are described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; (ii) supply risk margin; and (iii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized. The fair value of the contracts is classified as level 2 in the fair value hierarchy.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Contingent consideration: Estimated according to Management’s projections of results based on the discounted cash flow method, considering the contractual goals set for revenue and accounting net cash flow to be achieved in the year ending December 31, 2026, referring to the acquisition of Stella.

The changes in financial liabilities measured at level 3 of the fair value hierarchy are presented below:

Consolidated
Balance as of December 31, 2023	112,196
Update of earnout assumptions	(21,773)
Settlement	(7,500)
Monetary variation	7,055
Balance as of September 30, 2024	89,978

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee (“Committee”) is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, balance sheet and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

a. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of exchange rate variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	09/30/2024	12/31/2023	Index	09/30/2024	12/31/2023
Assets
Cash, cash equivalents, and financial investments	4.a	USD	2,602,549	371,474	DI	3,600,903	5,559,318
Trade receivables, net of allowance for expected credit losses	5.a	USD	80,091	84,855	-	‐	‐
Trade receivables - sale of subsidiaries	5.c	BRL/ USD	‐	715,877	DI	‐	208,487
Other assets in foreign currency	-	USD	378,240	152,393	-	‐	‐
			3,060,880	1,324,599		3,600,903	5,767,805
Liabilities
Loans, financing and debentures (1)	15.a	USD/ EUR/ JPY	(6,320,709)	(5,297,013)	DI	(3,071,657)	(1,242,524)
Loans – FINEP	15.a		‐	‐	TJLP	-	(1,264)
Payables arising from imports	16.a	USD	(720,596)	(1,730,426)	-	‐	‐

			(7,041,305)	(7,027,439)		(3,071,657)	(1,243,788)
Derivative instruments	26.f	USD/ EUR/ JPY	3,651,195	5,309,125	DI	(6,832,808)	(8,567,676)

Net liability position - total			(329,230)	(393,715)		(6,303,562)	(4,043,659)
Net liability position - effect on equity			‐	(10,857)		‐	‐
Net liability position - effect on profit or loss			(329,230)	(382,858)		(6,303,562)	(4,043,659)

(1) Gross transaction costs of R$ 8,384 (R$ 10,116 as of December 31, 2023) and discount on notes in the foreign market of R$ 5,961 (R$ 8,107 as of December 31, 2023).

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)
Effect on profit or loss	(9,192)	(46,074)
Total	(9,192)	(46,074)

(i) The average U.S. dollar rate of R$ 5.6002 was used for the sensitivity analysis, based on future market curves as of September 30, 2024 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 5.4481. The table above shows the effects of the exchange rate changes on the net liability position of R$ 329,230 in foreign currency as of September 30, 2024.

(ii) For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 10.79% and the sensitivity rate was 11.84% according to reference rates made available by B3.

b. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors.

The foreign exchange derivative instruments and commodities designated as fair value hedge are concentrated in subsidiary IPP. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. IPP uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Commodity forward	16,449	20,702	23,291	2,663

(1) The table above shows the positions of derivative financial instruments to hedge commodity price risk as of September 30, 2024 and December 31, 2023, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year.

c. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

c.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of September 30, 2024, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	09/30/2024	12/31/2023
AAA	7,206,167	6,714,493
AA	112,842	408,375
A	11,516	464
Others (*)	39,027	47,231
Total	7,369,552	7,170,563

(*) Refers substantially to investments as minority interest, which are classified as long-term investments.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

c.2 Trade receivables

Credit granting is managed in subsidiaries based on policies and criteria specific to each business segment. The process includes credit analysis, the establishment of limits and required guarantees, with approval at predefined approval levels.

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.b.

d. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

The main sources of liquidity of the Company and its subsidiaries arise from:

(i)     cash and financial investments;

(ii)    cash flow generated by its operations; and

(iii)   loans.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of September 30, 2024, the Company and its subsidiaries had R$ 4,232,771 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of September 30, 2024 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including future contractual interest (1) (2)	3,957,744	6,078,175	4,524,140	1,476,160	16,036,219
Derivative instruments (3)	(473,070)	(592,240)	(389,028)	(32,321)	(1,486,659)
Trade payables	3,050,954	‐	‐	‐	3,050,954
Trade payables - reverse factoring	1,291,458	‐	‐	‐	1,291,458
Leases payable	422,286	515,646	352,544	941,222	2,231,698
Financial liabilities of customers	43,172	193,947	‐	‐	237,119
Contingent consideration	‐	‐	89,978	‐	89,978
Other payables	175,230	19,403	‐	‐	194,633
	8,467,774	6,214,931	4,577,634	2,385,061	21,645,400

(1) The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of September 30, 2024.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of September 30, 2024. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

e. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans and financing, including debentures, according to Note 15 and leases payable according to Note 12.b, after deduction of cash, cash equivalents and financial investments, according to Note 4 and equity.

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

The leverage ratio at the end of the period is as follows:

	Consolidated
	09/30/2024	12/31/2023
Gross debt (a)	15,337,276	13,291,951
Cash, cash equivalents, and short-term investments (b)	7,369,552	7,170,563
Net debt = (a) - (b)	7,967,724	6,121,388
Equity	15,348,484	14,029,826
Net debt-to-equity ratio	51.91%	43.63%

f. Selection and use of derivative financial instruments

In selecting derivative instruments the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 09/30/2024		Gains (losses) as of 09/30/2024
	Assets	Liabilities		09/30/2024	Assets	Liabilities	Results
Foreign exchange swap (1)	USD + 5.51%	109.9% of DI	Sept/25	USD 106,067	19,108	-	107,921
Foreign exchange swap (1)	EUR + 5.16%	109.4% of DI	Mar/25	EUR 115,518	48,565	‐	50,542
Foreign exchange swap (1)	JPY + 1.50%	109.4% of DI	Mar/25	JPY 12,849,893	20,043	(52,319)	48,576
Foreign exchange swap (1)	SOFR + 1.29%	112.5% of DI	Sept/25	USD 4,535	‐	(445)	(445)
Interest rate swap (1)	5.07%	104.0% of DI	Jun/32	BRL 2,873,693	417,696	‐	(166,318)
Interest rate swap (1)	10.48%	103.6% of DI	Jul/27	BRL 615,791	‐	(21,572)	(33,845)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Dec/24	USD 80,998	2,713	(1,374)	(17,086)
NDF (1)	BRL	USD	Dec/24	USD 4,275	865	(4,251)	(33,034)
				Total - Designated	508,990	(79,961)	(43,689)

Derivatives not designated as hedge accounting

Foreign exchange swap	USD + 0.00%	52.5% of CDI	Jun/29	USD 300,000	343,543	‐	142,658
NDF	USD	BRL	Dec/24	USD 38,498	(2,675)	‐	42,881
Commodity forward	BRL	Heating Oil/ RBOB	Mar/25	USD 93,907	23,226	(5,280)	38,896
Interest rate swap	USD + 5.25%	CDI - 1.4%	Jun/29	USD 300,000	‐	(249,104)	(84,475)
				Total – Not designated	364,094	(254,384)	139,960
				Total	873,084	(334,345)	96,271

(1) Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).

(2) Currency as indicated.

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (3)	Fair value as of 09/30/2023		Gains (losses) as of 09/30/2023
	Assets	Liabilities		09/30/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap (2)	USD + 0.00%	53.6% of DI	Oct/26	USD 234,000	‐	(117,283)	(77,648)	(37,020)
Foreign exchange swap (1)	USD + 5.41%	110.0% of DI	Sept/25	USD 206,067	‐	(87,173)	(189,714)	‐
Foreign exchange swap (1)	EUR + 5.12%	111.9% of DI	Jan/24	EUR 22,480	‐	(21,011)	(21,786)	‐
Foreign exchange swap (1)	JPY + 1.50%	109.4% of DI	Mar/25	JPY 12,564,393	‐	(114,624)	(124,604)	‐
Interest rate swap (1)	IPCA + 5.03%	102.9% of DI	Jun/32	BRL 3,226,054	290,380	‐	11,390	‐
Interest rate swap (1)	10.15%	104.0% of DI	Jun/27	BRL 415,791	‐	(9,527)	(3,857)	‐
Commodity forward (1)	BRL	Heating Oil/ RBOB	Dec/23	USD 44,856	3,441	(7,412)	(161,383)	‐
NDF (1)	BRL	USD	Oct/23	USD 89,362	834	(3,655)	8,818	‐
				Total - Designated	294,655	(360,685)	(558,784)	(37,020)

Derivatives not designated as hedge accounting
Foreign exchange swap	USD + 0.00%	53.0% of CDI	Jun/29	USD 375,000	153,337	(49,471)	(179,939)	‐
NDF	USD	BRL	Nov/23	USD 187,718	16,711	(1,427)	(67,516)	‐
Commodity forward	BRL	Heating Oil/ RBOB	Jan/24	USD 363	980	(305)	5,808	‐
Interest rate swap	USD + 5.25%	1.4% of CDI	Jun/29	USD 300,000	‐	(286,457)	(30,735)	‐
				Total – Not designated	171,028	(337,660)	(272,382)	-

				Total	465,683	(698,345)	(831,166)	(37,020)

(1) Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).

(2) Derivative financial instruments designated for cash flow hedge accounting (see Note 26.g.2).

(3) Currency as indicated.

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

g. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have a high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated as hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

g.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest and exchange rates, which affect the amount of contracted debts.

g.2 Cash flow hedge

In September 2024, the Company and its subsidiaries do not have cash flow hedges.

h. Financial instruments (energy trading futures contracts)

The Company through its subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, the Company assumes short and long-term commitments. As a result of mismatched operations, it assumes energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9/CPC 48, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

Sensitivity analysis – level 2 hierarchy

	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	344,593	+10%	417,735
			-10%	309,955

Financial liabilities		148,915	+10%	224,047
			-10%	112,287

(a) This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

27. Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements related to its port facilities in Aratu, Suape, Itaqui and Vila do Conde. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049
Vila do Conde	343,625 ton.	2044

(*) Contract in the process of being renewed with the appropriate body, being judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed.  In a decision by the Ministry of Infrastructure, the investment plans presented by Ultracargo were preliminarily approved, and the Waterway Transport Regulatory Agency (ANTAQ) approved the technical, economic and environmental feasibility study of this extension project.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2024, these rates were R$ 9.64 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.98 per m³ for Itaqui. According to contractual conditions and tolerances, as of September 30, 2024, there were no material pending issues regarding the minimum limits of the contract.

28. Acquisition of Interest and Control

a. Serra Diesel Transportador Revendedor Retalhista Ltda.

On September 1, 2023, through the subsidiary Ultrapar Mobilidade Ltda. the Company acquired 60% of the voting share capital of Serra Diesel Transportador Revendedor Retalhista Ltda. (“Serra Diesel”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition complements Ultrapar's operations in the mobility and liquid fuel distribution segment.

Serra Diesel was established in 2006 and its main activity is the fuel trade carried out by a wholesale carrier-reseller-retailer, with presence in the southern region of Brazil.

The initial payment, including the capital contribution in the amount of R$ 16,193, totaled R$ 21,193. The remaining amount of R$ 4,816, was recorded under “Other payables” and paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of August 31 and determined the final goodwill in the amount of R$ 1,413.

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date recognized at fair value, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,719
Trade receivables	28,475
Inventories	9,128
Recoverable taxes	2,551
Other receivables	55
Other investments	298
Right-of-use assets, net	25,500
Property, plant and equipment, net	41,938
Intangible assets, net	11,634
Liabilities
Loans and financing	17,337
Trade payables	26,965
Salaries and related charges	1,933
Taxes payable, income and social contribution taxes payable	376
Leases payable	25,500
Other payables	8,194
Goodwill based on expected future profitability	1,413
Non-controlling interests	16,397
Assets and liabilities consolidated in the opening balance	26,009

Assets acquired	72,779
Liabilities assumed	48,183
Goodwill based on expected future profitability	1,413

Acquisition value	26,009
Comprised by
Cash	5,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	16,193
Contingent consideration to be settled	4,816
Total consideration	26,009

Net cash outflow resulting from acquisition
Initial consideration in cash	(5,000)
Contingent consideration settled	(4,816)
Cash and cash equivalents acquired	1,719
Total	(8,096)

72

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

b. Opla - Terminal de Combustíveis Paulínia S.A.

On July 1, 2023, through its subsidiary Ultracargo Logística S.A., the Company acquired a 50% interest in Terminal de Combustíveis Paulínia S.A. (“Opla”), qualifying the transaction as an acquisition of a joint venture as defined in IAS 28 (CPC 18 (R2) – Investments in Associates and Joint Ventures) and IFRS 11 (CPC 19 (R2) - Joint Arrangements). The acquisition of interest in Opla marked Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. With the acquisition, Ultracargo and BP Biofuels Brazil Investments Ltd. (“BP”) become joint ventures of Opla.

The total amount of the operation was R$ 237,500 subject to working capital and net debt adjustments. The purchase price includes the transaction amount, including estimated working capital and net debt adjustments. The transaction was paid in a single installment of R$ 210,096 on July 1, 2023. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of June 30, 2024, and determined the final goodwill in the amount of R$117,306.

The following table summarizes the balances of assets acquired and liabilities assumed at fair value on the acquisition date, including goodwill determination:

Assets
Cash and cash equivalents	3,248
Trade receivables	6,107
Recoverable taxes	402
Other receivables and other assets	1,057
Property, plant and equipment, net	248,951
Intangible assets, net	10,441
Liabilities
Loans and financing	44,568
Trade payables	911
Salaries and related charges	1,430
Taxes payable, income and social contribution taxes payable	13,974
Other payables	23,923
Fair value of investee’s assets and liabilities	185,580
Fair value of assets and liabilities according to Ultracargo's interest	92,790
Goodwill based on expected future profitability	117,306
Acquisition value	210,096

The goodwill determined on the operation is based on the expected future profitability and on the synergy with the operations of Ultracargo, supported by the appraisal report, after allocation of the identified assets. The goodwill is expected to be deductible for income tax purposes.

73

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

In the process of identifying assets and liabilities, intangible assets that were not recognized in the books of the acquired entity were also considered, as shown below:

	R$	Useful life	Amortization method
Licenses	612	5 years	Straight line
Customer list and relationship	4,609	6 years	Straight line
Total	5,221

c. Hidrovias do Brasil S.A.

In 2023, the Company began the process of acquiring an interest in Hidrovias do Brasil S.A. (“Hidrovias”), through the purchase of a 4.99% direct interest and a 4.99% indirect interest, through Total Return Swaps (“TRS”), recognized as financial asset and measured at fair value in accordance with IFRS 9/CPC 48. On March 18, 2024, the Company contributed its direct interest to its subsidiary Ultrapar Logística Ltda. and settled the TRS. From this date, all transactions have been carried out through the subsidiary Ultrapar Logística Ltda.

On May 7, 2024, the subsidiary Ultrapar Logística completed the purchase of 128,369,488 shares from Pátria Investimentos that represented 16.88% of its share capital of Hidrovias, for R$ 3.98/share.

In May 2024, when obtaining sufficient evidence demonstrating its power to exert significant influence on decisions regarding Hidrovias' financial and operational policies, the subsidiary Ultrapar Logística began to recognize its interest in Hidrovias as an investment in an associate with significant influence, in accordance with IAS 28/CPC 18.

In the period ended September 30, 2024, after the purchases of interests additional to those mentioned above, subsidiary Ultrapar Logística totaled an interest equivalent to 39.98% of Hidrovias' share capital.

The transaction amountsfor acquiring an interest in Hidrovias are shown below:

Amount paid for the acquisition of shares – financial asset	579,066
Gain (loss) on fair value adjustment of financial assets	66,267
Total financial asset transferred to the investments line item	645,333
Subsequent acquisitions of additional interests	647,201
Total investment in Hidrovias (A)	1,292,534
Participation equivalent to equity of the associate (B)	534,639
Provisional goodwill on acquisition of investment (A-B)	757,895

The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities, and the purchase price allocation (“PPA”) will be completed in 2025.

74

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

d. WTZ Participações S.A.

On September 1, 2024, through the subsidiary Cia Ultragaz, the Company acquired 51.7% of the voting share capital of WTZ Participações S.A. (“Witzler”). The transaction qualifies as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition is in line with Ultragaz's strategy to expand its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of corporate and residential customers.

Witzler was founded in 2015 and its main activities are the sale of electric energy in the free market and energy management, with a national presence.

The initial payment, including the capital contribution of R$49,490, totaled R$104,490. The remaining transaction amount of R$45,384 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$56,791. The purchase price allocation (“PPA”) will be completed in 2025.

The table below summarizes the balances of assets acquired and liabilities consolidated on the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	5,399
Trade receivables	33,168
Recoverable taxes	3,036
Prepaid expenses	170
Other receivables	306
Other investments	5
Property, plant and equipment, net	1,684
Intangible assets, net	11
Derivative instruments	200,686
Liabilities
Loans and financing	68
Trade payables	27,192
Salaries and related charges	2,533
Taxes payable, income and social contribution taxes payable	81,112
Other payables	3,004
Goodwill based on expected future profitability	56,791
Non-controlling interests	63,058
Assets and liabilities consolidated in the opening balance	124,288

75

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2024

Assets acquired	126,388
Liabilities assumed	58,891
Goodwill based on expected future profitability	56,791
Acquisition value	124,288

Comprised by
Cash	55,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	23,904
Contingent consideration to be settled	45,384
Total consideration	124,288

Net cash outflow resulting from acquisition
Initial consideration in cash	(55,000)
Cash and cash equivalents acquired	5,399
Acquisition value	(49,601)

76

3Q24 Earnings Release

São Paulo, November 13, 2024 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), operating in energy, mobility, and logistics infrastructure through Ipiranga, Ultragaz, Ultracargo and Hidrovias do Brasil (B3: HBSA3, “Hidrovias”), today announces its results for the third quarter of 2024.

Net revenues	Adjusted EBITDA¹	Recurring Adjusted EBITDA¹
R$ 35 billion	R$ 1.5 billion	R$ 1.5 billion

Net income	Cash generation from operations	Investments
R$ 698 million	R$ 780 million	R$ 519 million

1 Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Continuity of good operating results of Ultrapar.
  Issuance of debentures by Ultragaz in July, in the amount of R$ 700 million, at a cost equivalent to CDI + 0.7% per year (below the average cost of gross debt).
  Receipt of the last installment from the sale of Extrafarma, in the amount of R$ 222 million on August 1st by Ultrapar.
  Ultrapar’s intention to exercise its preemptive right in the subscription of shares to be issued by Hidrovias due to the capital increase of up to R$ 1.5 billion at an issuance price of R$ 3.40/share, as approved at the Extraordinary General Meeting held by Hidrovias on October 1st.
  Closing of the acquisition of Ultragaz’s stake of 51.7% in Witzler and the start of the implementation of the business plan.
  Hosting of Ultra Day 2024, the annual event with investors and analysts to discuss the strategy of the Company and its businesses.
  Contract of debt by Ultracargo with Banco do Nordeste to partially finance its expansions in the amount of R$ 252 million, with a term of 17 years and a cost of IPCA + 2.93% per year, equivalent to approximately 65% of the CDI.

77

3Q24

Considerations on the financial and operational information

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on September 30, 2024, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”). The result of Hidrovias is accounted for with a two-month delay, impacting Ultrapar’s result through the “share of profit (loss) of subsidiaries, joint ventures and associates” line starting from July 2024. The information on Ipiranga, Ultragaz and Ultracargo is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.

Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the amortization of fair value adjustments on associates acquisition; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income) are presented in accordance to Resolution 156, issued by the CVM on June 23, 2022. The calculation of EBITDA based on net income is shown below:

R$ million	Quarter			YTD
	3Q24	3Q23	2Q24	9M24	9M23
Net income	698	891	491	1,645	1,404
(+) Income and social contribution taxes	308	386	193	710	538
(+) Net financial (income) expenses	108	301	206	597	829
(+) Depreciation and amortization	275	279	322	874	828
EBITDA	1,389	1,858	1,212	3,826	3,598

Accounting adjustment
(+) Amortization of contractual assets with customers - exclusive rights	148	143	122	403	446
(+) Amortization of fair value adjustments on associates acquisition	0	-	2	2	-
Adjusted EBITDA	1,537	2,001	1,336	4,231	4,044
Ipiranga¹	967	1,493	817	2,604	2,541
Ultragaz	448	453	414	1,263	1,242
Ultracargo	168	173	165	498	476
Holding, Hidrovias and other companies¹
Holding	(52)	(54)	(53)	(145)	(156)
Hidrovias	9	-	-	9	-
Other companies	(4)	(4)	(8)	(14)	1
Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	-	-	-	16	-
Elimination of the sale of the Rondonópolis base	-	(59)	-	-	(59)

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(31)	(68)	(36)	(104)	(155)
(-) Earnout Stella (Ultragaz)	-	-	(17)	(17)	-
(-) Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	-	-	-	(16)	-
(+) Elimination of the sale of the Rondonópolis base	-	59	-	-	59
Recurring Adjusted EBITDA	1,506	1,992	1,282	4,093	3,948
Ipiranga¹	936	1,425	781	2,499	2,386
Ultragaz	448	453	397	1,246	1,242
Ultracargo	168	173	165	498	476
Holding, Hidrovias and other companies[1]
Holding	(52)	(54)	(53)	(145)	(156)
Hidrovias	9	-	-	9	-
Other companies	(4)	(4)	(8)	(14)	1

1 Balance prior to 2024 were restated between Ipiranga and other companies, reflecting the new organizational structure of KMV (formerly abastece aí).

78

3Q24

R$ million

ULTRAPAR	Quarter					YTD
	3Q24	3Q23	2Q24	3Q24 x 3Q23	3Q24 x 2Q24	9M24	9M23	9M24 x 9M23
Net revenues	35,358	32,484	32,344	9%	9%	98,098	92,628	6%
Adjusted EBITDA	1,537	2,001	1,336	-23%	15%	4,231	4,044	5%
Recurring Adjusted EBITDA¹	1,506	1,992	1,282	-24%	17%	4,093	3,948	4%
Depreciation and amortization²	423	423	446	0%	-5%	1,279	1,274	0%
Financial result	(108)	(301)	(206)	-64%	-47%	(597)	(829)	-28%
Net income	698	891	491	-22%	42%	1,645	1,404	17%
Investments	519	380	479	37%	8%	1,437	1,130	27%
Cash flow from operating activities	780	1,901	1,298	-59%	-40%	1,505	2,088	-28%

[1] Non-recurring items described in the EBITDA calculation table – page 2
[2] Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 35,358 million (+9% vs 3Q23 and 2Q24), driven by higher revenues from Ipiranga and Ultragaz.

Recurring Adjusted EBITDA – Total of R$ 1,506 million (-24% vs 3Q23), due to lower EBITDA from Ipiranga. Compared to 2Q24, recurring Adjusted EBITDA increased by 17%, mainly due to better results from Ipiranga and Ultragaz.

Results from the Holding, Hidrovias and other companies – Ultrapar recorded a negative result of R$ 46 million from the Holding, Hidrovias and other companies, comprised of (i) R$ 52 million negative EBITDA from the Holding, (ii) R$ 9 million from Hidrovias and (iii) R$ 4 million negative EBITDA from other companies, mainly due to the worse performance of the Refinaria Riograndense.

Depreciation and amortization – Total of R$ 423 million, stable compared to 3Q23 and 5% lower compared to 2Q24, mainly due to lower depreciation and amortization expenses at Ultragaz.

Financial result – Ultrapar recorded a net financial expense of R$ 108 million in 3Q24, an improvement of R$ 192 million compared to 3Q23, mainly due to a lower CDI rate and the one-off positive mark-to-market result of R$ 54 million this quarter. Compared to 2Q24, when net financial expenses were R$ 206 million, the difference is mainly explained by the positive mark-to-market result in 3Q24, compared to the one-off negative result of R$ 16 million in 2Q24.

Net income – Total of R$ 698 million (-22% vs 3Q23), due to lower EBITDA, partially offset by lower net financial expenses. Compared to 2Q24, net income increased by 42%, due to higher EBITDA and lower net financial expenses.

Cash flow from operating activities – Operating cash generation of R$ 780 million in 3Q24, impacted by the reduction of R$ 240 million in draft discount in 3Q24. Compared to the generation of R$ 1,901 million in 3Q23, there was a reduction mainly due to lower EBITDA and higher investment in working capital.

79

3Q24

IPIRANGA	Quarter					YTD
	3Q24	3Q23	2Q24	3Q24 x 3Q23	3Q24 x 2Q24	9M24	9M23	9M24 x 9M23
Total volume (‘000 m³)	6,123	5,915	5,850	4%	5%	17,556	17,006	3%
Diesel	3,283	3,215	3,016	2%	9%	9,049	8,931	1%
Otto cycle	2,735	2,607	2,727	5%	0%	8,207	7,805	5%
Others¹	105	93	107	13%	-1%	300	270	11%
Adjusted EBITDA (R$ million)	967	1,493	817	-35%	18%	2,604	2,541	2%
Adjusted EBITDA margin (R$/m³)	158	252	140	-37%	13%	148	149	-1%
Non-recurring²	31	68	36	-54%	-14%	104	155	-33%
Recurring Adjusted EBITDA (R$ million)	936	1,425	781	-34%	20%	2,499	2,386	5%
Recurring Adjusted EBITDA margin (R$/m³)	153	241	133	-37%	15%	142	140	1%
Recurring Adjusted LTM EBITDA (R$ million)³	3,660	2,686	4,148	36%	-12%
Recurring Adjusted LTM EBITDA margin (R$/m³)	155	117	177	33%	-13%

[1] Fuel oils, arla 32, kerosene, lubricants and greases

[2] Non-recurring items described in the EBITDA calculation table – page 2

[3] Apart from the non-recurring items described on page 2, the LTM EBITDA calculation does not consider (i) in 4Q22: results from disposal of assets of R$ 41 million, credits and provisions of R$ 82 million, extraordinary tax credits of R$ 638 million and (ii) in 4Q23: results from disposal of assets of R$ 14 million, credits and provisions of R$ 20 million, extraordinary tax credits of R$ 563 million

Operational performance – Ipiranga’s sales volume grew by 4% compared to 3Q23, with a 5% increase in the Otto cycle, with a greater share of ethanol over gasoline in the product mix, and a 2% increase in diesel. Compared to 2Q24, the volume was 5% higher, mainly due to a 9% increase in diesel, a result of the typical seasonality between periods.

Net revenues – Total of R$ 32,115 million (+9% vs 3Q23 and 2Q24), mainly due to higher sales volume and the pass-through of fuel cost increases.

Cost of goods sold – Total of R$ 30,610 million (+11% vs 3Q23 and +9% vs 2Q24), mainly due to higher fuel costs and higher sales volume.

Sales, general and administrative expenses – Total of R$ 752 million (-4% vs 3Q23), due to lower contingency expenses, offset by higher provisions for doubtful accounts and personnel (collective bargaining agreement). Compared to 2Q24, general, administrative, and sales expenses decreased by 9%, reflecting lower personnel and depreciation expenses.

Other operating results – Total of negative R$ 124 million, an improvement of R$ 55 million compared to 3Q23, mainly due to lower expenses with carbon tax credits, and a reduction of R$ 14 million compared to 2Q24.

Result from disposal of assets – Total of R$ 31 million, resulting from the sale of 7 real estate assets, representing a 54% reduction compared to 3Q23 and 14% compared to 2Q24.

Recurring Adjusted EBITDA – Total of R$ 936 million, a 34% reduction compared to 3Q23, mainly due to lower margins (Ipiranga’s record result in 3Q23) and lower inventory gains in the period. Compared to 2Q24, the recurring Adjusted EBITDA increased by 20%, due to the reduction of sector irregularities, higher sales volume, and lower expenses.

Investments – R$ 239 million was invested in the quarter, directed towards the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure, in addition to investments for the development of the company’s technology platform. Out of the total investments, R$ 67 million refers to fixed assets and additions to intangible assets, R$ 149 million to contractual assets with customers (exclusivity rights), and R$ 22 million to installments from financing granted to customers and advance payments of rentals, net of releases.

80

3Q24

ULTRAGAZ	Quarter					YTD
	3Q24	3Q23	2Q24	3Q24 x 3Q23	3Q24 x 2Q24	9M24	9M23	9M24 x 9M23
Total volume (kton)	473	456	437	4%	8%	1,311	1,315	0%
Bottled	297	292	281	2%	6%	831	847	-2%
Bulk	175	164	156	7%	12%	480	468	3%
Adjusted EBITDA (R$ million)	448	453	414	-1%	8%	1,263	1,242	2%
Adjusted EBITDA margin (R$/ton)	948	992	948	-4%	0%	963	945	2%
Non-recurring¹	-	-	17	n/a	n/a	17	-	n/a
Recurring Adjusted EBITDA (R$ million)	448	453	397	-1%	13%	1,246	1,242	0%
Recurring Adjusted EBITDA margin (R$/ton)	948	992	909	-4%	4%	950	945	1%
Recurring Adjusted LTM EBITDA² (R$ million)	1,652	1,607	1,656	3%	0%
Recurring Adjusted LTM EBITDA margin² (R$/ton)	953	920	964	3%	-1%
[1] Non-recurring items described in the EBITDA calculation table – page 2 [2] LTM EBITDA does not consider R$ 333 million of extraordinary tax credits in 4Q22

Operational performance – The volume sold by Ultragaz’s in 3Q24 increased by 4% compared to 3Q23, as a result of a 7% increase in sales of bulk LPG, mainly due to higher sales to industries, as well as a 2% increase in sales of bottled LPG, driven by higher market demand. Compared to 2Q24, sales volume was 8% higher, reflecting higher sales to industries and the typical seasonality between periods.

Net revenues – Total of R$ 3,027 million (+12% vs 3Q23 and 2Q24), mainly due to higher sales volume and the pass-through of LPG cost increases.

Cost of goods sold – Total of R$ 2,422 million (+15% vs 3Q23), due to higher sales volume and higher expenses with freight, personnel and bottle requalification. Compared to 2Q24, the cost of goods sold increased by 12%, mainly due to higher sales volume and LPG cost increases during the period.

Sales, general and administrative expenses – Total of R$ 241 million (+1% vs 3Q23), reflecting higher personnel expenses (collective bargaining agreement), provisions for doubtful accounts, and freight (higher sales volume), offset by initiatives to increase operational efficiency and lower sales commission expenses. Compared to 2Q24, sales, general and administrative expenses increased by 6%, mainly due to higher expenses with freight (higher sales volume) and personnel.

Other operating results – Total of R$ 13 million, an improvement of R$ 6 million compared to 3Q23, due to the receipt of compensations and contractual fines. Compared to 2Q24, the other operating results line was worse by R$ 8 million, mainly due to a non-recurring effect related to the reduction of R$ 17 million in the earnout payable from the acquisition of Stella, due to the exit of a partner in the 2Q24, offset by the aforementioned receipts.

Recurring Adjusted EBITDA – Total of R$ 448 million (-1% vs 3Q23). Compared to 2Q24, EBITDA increased by 13%, due to higher sales volume and a more normalized commercial environment in the bottled segment.

Investments – R$ 109 million was invested in the quarter, primarily directed towards equipment installed for new customers in the bulk segment, the acquisition and replacement of bottles, and expansion into new energy segments.

81

3Q24

ULTRACARGO	Quarter					YTD
	3Q24	3Q23	2Q24	3Q24 x 3Q23	3Q24 x 2Q24	9M23	9M24	9M24 x 9M23
Installed capacity¹ (‘000 m³)	1,067	1,059	1,067	1%	0%	1,067	990	8%
m³ sold (‘000 m³)	4,357	4,342	4,307	0%	1%	12,860	11,431	12%
Adjusted EBITDA (R$ million)	168	173	165	-3%	2%	498	476	5%
Adjusted EBITDA margin (%)	63%	65%	63%	-2.1pp	0.6pp	63%	63%	0.1pp
Adjusted LTM EBITDA (R$ million)	653	606	658	8%	-1%
Adjusted LTM EBITDA margin (%)	62%	61%	63%	0.8pp	-0.5pp
[1] Monthly average

Operational performance – Ultracargo’s average installed capacity grew by 1% compared to 3Q23, due to the addition of the Rondonópolis base in 2023. The m³ sold remained stable compared to 3Q23, with the startup of operations in Rondonópolis and higher handling in Opla, Vila do Conde, and Suape being offset by lower spot handling in Santos, Itaqui e Aratu. Compared to 2Q24, m³ sold increased by 1%, due to higher handling in Itaqui and Suape, offset by lower handling in Aratu.

Net revenues – Total of R$ 266 million (+1% vs 3Q23), due to better tariffs, despite lower spot sales (which have higher rates). Compared to 2Q24, net revenues increased by 1%, due to higher m³ sold and higher spot sales.

Cost of services provided – Total of R$ 97 million (+15% vs 3Q23), due to higher handling in the new terminals. Compared to 2Q24, the cost of services provided increased by 1%, due to higher personnel costs.

Sales, general and administrative expenses – Total of R$ 45 million, stable compared to 3Q23. Compared to 2Q24, sales, general and administrative expenses increased by 1% due to higher personnel expenses.

Adjusted EBITDA – Total of R$ 168 million (-3% vs 3Q23), reflecting mainly lower spot sales . Compared to 2Q24, Adjusted EBITDA increased by 2%, due to a higher m³ sold.

Investments – Investments during the period totaled R$ 164 million, primarily directed towards construction or expansion projects at the Palmeirante, Opla, Itaqui, Santos and Rondonópolis terminals, in addition to investments aimed at increasing efficiency, maintenance, and operational safety at the terminals.

82

3Q24

R$ million

ULTRAPAR - Indebtedness	Quarter
	3Q24	3Q23	2Q24
Cash and cash equivalents	7,370	6,828	7,429
Gross debt	(13,848)	(12,378)	(13,703)
Leases payable	(1,489)	(1,532)	(1,426)
Net debt	(7,968)	(7,082)	(7,700)
Net debt/Adjusted LTM EBITDA¹	1.3x	1.4x	1.2x
Trade payables – reverse factoring (draft discount)	(1,291)	(1,175)	(1,531)
Financial liabilities of customers (vendor)	(211)	(354)	(244)
Receivables from divestments (Oxiteno and Extrafarma)	-	932	220
Net debt + draft discount + vendor + receivables	(9,470)	(7,679)	(9,256)
Average gross debt duration (years)	3.3	3.9	3.3
Average cost of gross debt	110% DI	106% DI	110% DI
	DI + 1.0%	DI + 0.8%	DI + 1.0%
Average cash yield (% DI)	97%	99%	99%
[1] LTM Adjusted EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

Ultrapar ended 3Q24 with a net debt of R$ 8.0 billion (1.3x Adjusted LTM EBITDA), compared to R$ 7.7 billion in June 2024 (1.2x Adjusted LTM EBITDA). The increase in net debt is mainly due to the reduction of R$ 240 million in draft discount balance and the payment of dividends in August 2024. The increase in financial leverage reflects the lower EBITDA and higher net debt.

Cash and maturity profile and breakdown of the gross debt (R$ million):

83

3Q24

Updates on ESG themes

Ipiranga, Ultragaz, Ultracargo, and Hidrovias do Brasil received the Gold Seal from the GHG Protocol Program, which recognizes companies with emissions inventories verified by external assurance, highlighting their commitment to transparency and international quality standards.

In September, Ultrapar, Ipiranga and Iconic participated in ROG.e 2024 (Rio Oil and Gas), one of the largest global energy events, held in Rio de Janeiro with over 76 thousand participants. Panel discussions addressed topics such as the Brazilian energy matrix, public policies for energy transition, and challenges in the sector.

B3 Social and Instituto Ultra launched the Segunda Chamada (Second Call) campaign to support the rebuilding of schools in Canoas (state of Rio Grande do Sul). The initiative has already raised over R$ 2.2 million, benefiting around 15 thousand students.

In August, Ultrapar concluded the 3rd edition of the Social Acceleration Program, involving over 100 volunteers and supporting 16 NGOs in São Paulo, Campinas, Rio de Janeiro, and Duque de Caxias. Ultrapar volunteers supported selected NGOs by implementing initiatives that generate sustainable benefits for these organizations' management challenges.

Additionally, as part of Iconic's decarbonization initiatives, since August, the Duque de Caxias (state of Rio de Janeiro) unit has been operating with biomethane-powered boilers, reducing carbon emissions by 40% in the first month of operation compared to 2020. Iconic’s projected biomethane demand is 150 thousand m³ per month. The supply is provided by Ultragaz, reinforcing the commitment to sustainability within Ultrapar's businesses.

In September, Ultragaz supported the Gastromotiva Community Meeting in Rio de Janeiro, with over 300 participants. The event highlighted social gastronomy as a tool for income generation and professional training, along with the importance of LPG in combating food insecurity. Additionally, by joining Childhood Brazil's Programa na Mão Certa (In the Right Hand), Ultragaz became a reporting channel for cases of child and teenager abuse or sexual exploitation, reinforcing the entire LPG supply chain’s commitment to this cause. In September, Ultragaz and CBMM, a niobium technology developer, established a partnership to replace fossil fuels with BioLPG at CBMM's industrial complex, promoting sustainable development. Finally, in partnership with CDP, Ultragaz offered certified courses for buyers and suppliers in September, training them on climate-related topics and encouraging them to incorporate climate solutions into their operations.

Ultracargo, in partnership with Associação Cactus in Ipojuca (state of Pernambuco), has been promoting the development of public-school students through supplementary classes and academic competitions. As a result, disclosed in August 2024, the region’s 2023 Basic Education Development Index score increased by 13% compared to 2019. Additionally, in August, Ultracargo conducted the first robot-automated cleaning and inspection of a water tank at the Itaqui (state of Maranhão) terminal, ensuring water savings and increased safety of assets and employees. In September, Ultracargo joined the Instituto Combustível Legal (Legal Fuel Institute), being the first player of the logistics sector to join this movement. The Institute’s mission is to build an ethical and fair environment in the fuel sector, combating fraud and promoting healthy competition. Ipiranga has also been a part of the Institute since 2020.

In August, Hidrovias signed a Technical Cooperation Agreement with the Secretariat of Environment and Sustainability of Pará (SEMAS), the first agreement of this kind made between SEMAS and a private company. The agreement aims at sustainable development and community well-being, including monitoring of fishing activities, combating illegal fishing, promoting food security, and strengthening sustainable tourism. With this partnership, Hidrovias reinforces its commitment to environmental protection and the improvement of the quality of life for riverside communities.

84

3Q24

Capital markets	Quarter
	3Q24	3Q23	2Q24
Final number of shares (‘000 shares)	1,115,440	1,115,212	1,115,404
Market capitalization¹ (R$ million)	23,658	20,910	24,093
B3
Average daily trading volume (‘000 shares)	5,393	4,879	4,297
Average daily financial volume (R$ thousand)	122,972	91,984	106,068
Average share price (R$/share)	22.8	18.85	24.68
NYSE
Quantity of ADRs² (‘000 ADRs)	59,258	54,721	59,223
Average daily trading volume (‘000 ADRs)	1,211	1,372	1,340
Average daily financial volume (US$ thousand)	4,954	5,221	6,490
Average share (US$/ADRs)	4.09	3.81	4.84
Total
Average daily trading volume (‘000 shares)	6,604	6,251	5,637
Average daily financial volume (R$ thousand)	150,482	117,552	139,743

1  Calculated on the closing share price for the period

2  1 ADR = 1 common share

Ultrapar’s shares ended the quarter priced at R$ 21.21 on B3, a depreciation of 2% in the quarter, while the Ibovespa stock index appreciated by 6%. On the NYSE, Ultrapar’s shares depreciated by 1% while the Dow Jones index appreciated by 8% for the quarter. Ultrapar ended 3Q24 with a market cap of R$ 24 billion.

UGPA3 x Ibovespa performance

(Dec 28, 2023 = 100)

Source: Broadcast

3Q24 Conference call

Ultrapar will host a conference call with analysts and investors on November 14, 2024, to comment on the Company’s performance in the third quarter of 2024 and its outlook. The presentation will be available for download on the Company’s website 30 minutes prior to the start.

The conference call will be broadcast via webcast and conducted in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11h00 (BRT) / 09h00 (EST)

Access link via webcast

Participants from Brazil: click here

International participants: click here

85

3Q24

R$ million

ULTRAPAR - Balance sheet	Sep 24	Sep 23	Jun 24

ASSETS
Cash and cash equivalents	3,855	6,037	3,831
Financial investments and derivative financial instruments	377	209	301
Trade receivables and reseller financing	4,127	4,462	4,517
Trade receivables - sale of subsidiaries	-	932	220
Inventories	4,742	3,914	3,990
Recoverable taxes	1,694	1,479	1,666
Energy trading futures contracts	140	-	-
Prepaid expenses	127	127	151
Contractual assets with customers - exclusive rights	744	745	777
Other receivables	359	134	295
Total Current Assets	16,166	18,039	15,746
Financial investments and hedge derivative financial instruments	3,137	581	3,298
Trade receivables and reseller financing	710	545	691
Deferred income and social contribution taxes	1,326	1,187	1,268
Recoverable taxes	2,629	2,833	2,731
Energy trading futures contracts	205	-	-
Escrow deposits	1,052	1,016	1,055
Prepaid expenses	56	51	62
Contractual assets with customers - exclusive rights	1,399	1,445	1,432
Other receivables	313	287	287
Investments in subsidiaries, joint ventures and associates	1,720	326	1,599
Right-of-use assets, net	1,691	1,742	1,612
Property, plant and equipment, net	6,756	6,090	6,585
Intangible assets, net	2,162	2,266	1,975
Total Non-Current Assets	23,156	18,370	22,594

Total Assets	39,322	36,409	38,340
LIABILITIES
Trade payables	3,051	3,850	3,127
Trade payables - reverse factoring	1,291	1,175	1,531
Loans, financing and derivative financial instruments	2,932	1,088	2,987
Debentures	454	1,218	427
Salaries and related charges	466	459	399
Taxes payable	529	665	429
Leases payable	321	294	332
Energy trading futures contracts	92	-	-
Financial liabilities of customers (vendor)	126	161	135
Provision for decarbonization credits	268	569	147
Other payables	761	464	635
Total Current Liabilities	10,292	9,942	10,151
Loans, financing and derivative financial instruments	5,580	5,803	6,179
Debentures	4,882	4,269	4,110
Energy trading futures contracts	57	-	-
Provision for tax, civil and labor risks	1,242	1,175	1,252
Post-employment benefits	255	202	250
Leases payable	1,168	1,238	1,094
Financial liabilities of customers (vendor)	84	193	109
Other payables	413	343	342
Total Non-Current Liabilities	13,681	13,223	13,336

Total Liabilities	23,973	23,166	23,486
EQUITY
Share capital	6,622	6,622	6,622
Reserves	6,999	5,263	6,999
Treasury shares	(449)	(471)	(450)
Others	1,532	1,287	1,114
Non-controlling interests in subsidiaries	645	542	570
Total Equity	15,348	13,243	14,854

Total Liabilities and Equity	39,322	36,409	38,340
Cash and cash equivalents	7,370	6,828	7,429
Gross debt	(13,848)	(12,378)	(13,703)
Leases payable	(1,489)	(1,532)	(1,426)
Net debt	(7,968)	(7,082)	(7,700)

86

3Q24

R$ million

ULTRAPAR - Income statement	Quarter			YTD
	3Q24	3Q23	2Q24	9M24	9M23

Net revenues from sales and services	35,358	32,484	32,344	98,098	92,628
Cost of products sold and services provided	(33,076)	(29,619)	(30,236)	(91,646)	(86,379)
Gross profit	2,282	2,864	2,108	6,451	6,249

Operating revenues (expenses)
Selling and marketing	(671)	(577)	(644)	(1,884)	(1,612)
General and administrative	(421)	(549)	(514)	(1,375)	(1,472)
Results from disposal of assets	31	12	37	105	104
Other operating income (expenses), net	(111)	(171)	(88)	(337)	(510)
Operating income	1,111	1,578	899	2,960	2,759
Financial result, net
Financial income	221	296	281	662	673
Financial expenses	(329)	(597)	(486)	(1,258)	(1,502)
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	4	(0)	(8)	(7)	12
Amortization of fair value adjustments on associates acquisition	(0)	-	(2)	(2)	-
Income before income and social contribution taxes	1,006	1,278	684	2,355	1,942
Income and social contribution taxes
Current	(366)	(510)	(307)	(760)	(814)
Deferred	58	123	114	51	276
Net income	698	891	491	1,645	1,404
Net income attributable to:
Shareholders of Ultrapar	652	865	438	1,521	1,341
Non-controlling interests in subsidiaries	47	26	53	124	63
Adjusted EBITDA	1,537	2,001	1,336	4,231	4,044
Non-recurring[1]	(31)	(9)	(54)	(137)	(96)
Recurring Adjusted EBITDA	1,506	1,992	1,282	4,093	3,948
Depreciation and amortization[2]	423	423	446	1,279	1,274
Total investments[3]	519	380	479	1,437	1,130
RATIOS
Earnings per share (R$)	0.59	0.79	0.40	1.38	1.22
Net debt / Adjusted LTM EBITDA[4]	1.3x	1.4x	1.2x	1.3x	1.4x
Gross margin (%)	6.5%	8.8%	6.5%	6.6%	6.7%
Operating margin (%)	3.1%	4.9%	2.8%	3.0%	3.0%
Adjusted EBITDA margin (%)	4.3%	6.2%	4.1%	4.3%	4.4%
Recurring Adjusted EBITDA margin (%)	4.3%	6.1%	4.0%	4.2%	4.3%
Number of employees[5]	9,929	10,069	10,126

[1] Non-recurring items described in the EBITDA calculation table – page 2
[2] Includes amortization with contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition
[3] Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases
[4] Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits
[5] Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

87

3Q24

R$ million

ULTRAPAR - Cash flows	Quarter	YTD
	3Q24	9M24	9M23
Cash flows from operating activities
Net income	698	1,645	1,404
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	(4)	9	(12)
Amortization of contractual assets with customers - exclusive rights	148	403	446
Amortization of right-of-use assets	80	230	221
Depreciation and amortization	220	674	613
Interest and foreign exchange rate variations	252	944	1,073
Current and deferred income and social contribution taxes	308	710	538
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(31)	(141)	(104)
Equity instrument granted	13	41	25
Provision for decarbonization - CBios	121	442	568
Other provisions and adjustments	(1)	69	153
	1,804	5,025	4,926
(Increase) decrease in assets
Trade receivables and reseller financing	401	158	210
Inventories	(753)	(455)	1,020
Recoverable taxes	(131)	(440)	(490)
Dividends received from subsidiaries, associates and joint ventures	0	2	13
Other assets	(48)	(180)	11
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	(343)	(1,400)	(2,398)
Salaries and related charges	64	(32)	(4)
Taxes payable	8	(30)	(21)
Other liabilities	88	(19)	(68)
Acquisition of CBios and carbon credits	(136)	(587)	(533)
Payments of contractual assets with customers - exclusive rights	(90)	(286)	(364)
Payment of contingencies	-	(31)	(44)
Income and social contribution taxes paid	(84)	(220)	(169)
Net cash provided (consumed) by operating activities	780	1,505	2,088
Cash flows from investing activities
Financial investments, net of redemptions	34	(2,052)	186
Acquisition of property, plant, equipment and intangible assets	(416)	(1,099)	(763)
Cash provided by disposal of investments and property, plant and equipment	279	1,256	425
Net cash consumed in the purchase of investments and other assets	(140)	(1,243)	(304)
Capital decrease in subsidiaries, associates and joint ventures	1	1	-
Net cash provided (consumed) by investing activities	(242)	(3,137)	(455)
Cash flows from financing activities
Loans, financing and debentures
Proceeds	802	3,659	2,903
Repayments	(739)	(2,126)	(2,489)
Interest and derivatives (paid) or received	(112)	(742)	(782)
Payments of leases
Principal	(72)	(211)	(152)
Interest paid	(34)	(115)	(112)
Dividends paid	(320)	(781)	(400)
Proceeds from financial liabilities of customers	-	-	7
Payments of financial liabilities of customers	(41)	(123)	(140)
Capital increase made by non-controlling shareholders and redemption of shares	-	14	-
Related parties	2	(12)	(26)
Net cash provided (consumed) by financing activities	(514)	(438)	(1,192)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	-	-	(26)

Increase (decrease) in cash and cash equivalents	25	(2,070)	415

Cash and cash equivalents at the beginning of the period	3,831	5,926	5,622

Cash and cash equivalents at the end of the period	3,855	3,855	6,037
Non-cash transactions
Addition on right-to-use assets and leases payable	176	274	196
Addition on contractual assets with customers - exclusive rights	26	54	67
Reclassification between financial assets and investment in associates	-	645	-
Transfer between trade receivables and other assets accounts	-	-	26
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	2	6	0
Acquisition of property, plant and equipment and intangible assets without cash effect	-	9	39

88

3Q24

			R$ million
IPIRANGA - Working capital	Sep 24	Sep 23	Jun 24

Operating assets
Trade receivables	3,442	3,875	3,866
Non-current trade receivables	691	544	674
Inventories	4,525	3,724	3,784
Taxes	3,703	3,746	3,806
Contractual assets with customers - exclusive rights	2,142	2,188	2,208
Other	957	798	889
Right-of-use assets	923	958	845
Property, plant and equipment / Intangibles / Investments	4,633	4,576	4,414

Total operating assets	21,017	20,408	20,486

Operating liabilities
Trade payables	3,977	4,739	4,314
Salaries and related charges	242	216	205
Post-employment benefits	272	215	267
Taxes	111	149	103
Judicial provisions	414	394	437
Leases payable	734	747	679
Other	1,139	1,405	970

Total operating liabilities	6,888	7,865	6,975

89

3Q24

					R$ million
IPIRANGA - Income statement	Quarter			YTD
	3Q24	3Q23	2Q24	9M24	9M23

Net revenues	32,115	29,577	29,431	89,239	83,900
Cost of products sold and services provided	(30,610)	(27,487)	(28,019)	(84,942)	(79,794)
Gross profit	1,505	2,089	1,412	4,298	4,105

Operating expenses
Selling and marketing	(508)	(417)	(505)	(1,448)	(1,141)
General and administrative	(244)	(365)	(325)	(842)	(953)
Results from disposal of assets	31	68	36	104	156
Other operating income (expenses), net	(124)	(179)	(109)	(398)	(526)
Operating income	661	1,197	509	1,714	1,641
Share of profit (loss) of subsidiaries, joint ventures and associates	(2)	(0)	(1)	(5)	(4)
Adjusted EBITDA	967	1,493	817	2,604	2,541
Non-recurring¹	(31)	(68)	(36)	(104)	(155)
Recurring Adjusted EBITDA	936	1,425	781	2,499	2,386
Depreciation and amortization²	309	296	309	896	904
RATIOS
Gross margin (R$/m³)	246	353	241	245	241
Operating margin (R$/m³)	108	202	87	98	96
Adjusted EBITDA margin (R$/m³)	158	252	140	148	149
Recurring Adjusted EBITDA margin (R$/m³)	153	241	133	142	140
Number of service stations	5,871	5,816	5,876
Number of employees³	4,834	5,118	5,192

[1] Non-recurring items described in the EBITDA calculation table – page 2
[2] Includes amortization with contractual assets with customers - exclusive rights
[3] Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

90

3Q24

R$ million

ULTRAGAZ - Working capital	Sep 24	Sep 23	Jun 24
Operating assets
Trade receivables	646	570	611
Non-current trade receivables	19	2	17
Inventories	204	178	194
Taxes	149	151	137
Escrow deposits	256	252	258
Energy trading futures contracts	345	-	-
Other	95	124	103
Right-of-use assets	152	146	149
Property, plant and equipment / Intangibles	1,842	1,669	1,753
Total operating assets	3,707	3,091	3,222
Operating liabilities
Trade payables	257	214	238
Salaries and related charges	140	144	122
Taxes	18	8	9
Judicial provisions	159	142	161
Leases payable	189	184	187
Energy trading futures contracts	149	-	-
Other	74	60	75
Total operating liabilities	986	752	791

91

3Q24

R$ million
ULTRAGAZ - Income statement	Quarter			YTD
	3Q24	3Q23	2Q24	9M24	9M23

Net revenues	3,027	2,699	2,694	8,221	8,116
Cost of products sold and services provided	(2,422)	(2,104)	(2,168)	(6,575)	(6,464)
Gross profit	605	594	526	1,646	1,652
Operating expenses
Selling and marketing	(162)	(158)	(138)	(431)	(462)
General and administrative	(79)	(81)	(90)	(249)	(229)
Results from disposal of assets	0	3	1	1	10
Other operating income (expenses), net	13	6	20	37	14
Operating income	377	364	320	1,005	985
Share of profit (loss) of subsidiaries, joint ventures and associates	0	0	0	1	0
Adjusted EBITDA	448	453	414	1,263	1,242
Non-recurring¹	-	-	(17)	(17)	-
Recurring Adjusted EBITDA	448	453	397	1,246	1,242
Depreciation and amortization²	71	89	94	258	257

RATIOS

Gross margin (R$/ton)	1,280	1,302	1,206	1,255	1,256
Operating margin (R$/ton)	798	798	732	766	749
Adjusted EBITDA margin (R$/ton)	948	992	948	963	945
Recurring Adjusted EBITDA margin (R$/ton)	948	992	909	950	945
Number of employees³	3,745	3,590	3,602

¹Non-recurring items described in the EBITDA calculation table – page 2
² Includes amortization with contractual assets with customers - exclusive rights
³ Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

92

3Q24

R$ million
ULTRACARGO - Working capital	Sep 24	Sep 23	Jun 24

Operating assets
Trade receivables	45	25	44
Inventories	13	11	12
Taxes	4	7	6
Other	47	90	59
Right-of-use assets	609	632	611
Property, plant and equipment / Intangibles / Investments	2,470	2,140	2,337
Total operating assets	3,187	2,905	3,069

Operating liabilities
Trade payables	76	53	87
Salaries and related charges	45	53	37
Taxes	16	14	18
Judicial provisions	16	10	18
Leases payable	557	593	552
Other¹	38	168	50

Total operating liabilities	749	893	761
¹ Includes the long term obligations with clients account

93

3Q24

R$ million
ULTRACARGO - Income statement	Quarter			YTD
	3Q24	3Q23	2Q24	9M24	9M23

Net revenues	266	264	264	793	758
Cost of products sold and services provided	(97)	(84)	(96)	(285)	(263)
Gross profit	169	180	168	508	495
Operating expenses
Selling and marketing	(3)	(3)	(2)	(8)	(9)
General and administrative	(43)	(42)	(42)	(127)	(123)
Results from disposal of assets	(0)	(0)	0	(0)	0
Other operating income (expenses), net	6	2	3	11	3
Operating income	130	136	127	384	365
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	0	2	1	2	10
Amortization of fair value adjustments on associates acquisition	(0)	-	(2)	(2)	-

Adjusted EBITDA	168	173	165	498	476

Depreciation and amortization¹	39	34	39	114	101

RATIOS

Gross margin (%)	63.5%	68.2%	63.7%	64.1%	65.3%
Operating margin (%)	48.8%	51.6%	48.2%	48.4%	48.2%
Adjusted EBITDA margin (%)	63.2%	65.3%	62.6%	62.8%	62.8%
Number of employees²	842	849	836
¹ Includes amortization of fair value adjustments on associates acquisition
² Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

94

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

November 13, 2024, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa; and the President of the Fiscal Council, Mr. Flávio Cesar Maia Luz.

Matters discussed and resolutions:

1.	After being examined and discussed, the Board members approved the Company's financial statements for the third quarter of 2024.
2.	In an executive session, the Board members discussed the results of the evaluation of the Board of Directors and its committees, carried out with the support of the consultancy Egon Zehnder.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Fabio Venturelli

Flávia Buarque de Almeida

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo – Secretary of the Board of Directors

95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information as of and for the Quarter Ended September 30, 2024 and Report on Review of Interim Financial Information, 3Q24 Earnings Release and Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on November 13, 2024)